GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 MAY 18 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1027/04/LTR

14 May 2004

04030195

The U.S. Securities & Exchange Comm
450 Fifth Street, N.W.
Room 3099 Office of International Corpo
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 11 May 2004 (*Despatch of Offer Information Statement*);
- 12 May 2004 (*Listing of Bonus Warrants*);
- 13 May 2004 (*Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest – 6 sets*)
- 13 May 2004 (*Unaudited First Quarter Financial Statement and Dividend Announcement for the Period Ended 31/3/2004*)

We also enclose herewith ONE (1) copy of the Offer Information Statement of the Company dated 7 May 2004, for your attention.

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 5/19

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 90 OF 11.05.2004
Announcement No. 90

RECEIVED
2004 MAY 18 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED

DESPATCH OF OFFER INFORMATION STATEMENT

Renounceable Rights Issue of up to 330, 874, 257 Non-Redeemable Convertible Non-Cumulative Preference Shares of $0.05 each ("Preference Shares") in the capital of City Developments Limited ("Company") at an Issue Price of $1.00 for each Preference Share, on the basis of Two (2) Preference Shares for every Five (5) Ordinary Shares of $0.50 each ("Shares") held as at the Books Closure Date, fractional entitlements to be disregarded ("Rights Issue")

The Board of Directors of the Company wishes to announce that the offer information statement dated 7 May 2004 relating to the Rights Issue ("**Offer Information Statement**"), together with a copy each of the Application Form for Preference Shares and Excess Preference Shares ("**ARE** ") or the Provisional Allotment Letter ("**PAL**"), as the case may be, issued in connection with the Rights Issue, have been despatched today to shareholders of the Company with registered addresses in Singapore as at 5.00 p.m. on 6 May 2004 ("**Books Closure Date**") or who have, at least five (5) market days prior to the Books Closure Date, provided to The Central Depository (Pte) Limited ("**CDP**") or the Company, as the case may be, addresses in Singapore for the service of notices and documents ("**Singapore Registered Shareholders**").

A copy of the Offer Information Statement is available at the website of Singapore Exchange Securities Trading Limited, www.sgx.com.sg.

Acceptances of provisional allotments of Preference Shares and (if applicable) applications for excess Preference Shares under the Rights Issue may only be made:

(i) on the PAL (in the case of Singapore Registered Shareholders with Shares registered in their own names); and/or

(ii) on the ARE or by way of Electronic Application through an ATM of a Participating Bank (each term as defined in the Offer Information Statement) (in the case of Singapore Registered Shareholders with Shares registered in the name of CDP).

The ARE need not be forwarded to the purchasers of the provisional allotments of Preference Shares ("**Purchasers**") as arrangements will be made by CDP for a separate Application Form for Preference Shares ("**ARS**") to be issued to the Purchasers. Purchasers should note that CDP will, on behalf of the Company, send the ARS accompanied by the Offer Information Statement, by ordinary post and at the Purchasers' own risk, to their respective Singapore addresses as recorded with CDP.

Singapore Registered Shareholders who do not receive the Offer Information Statement and all its accompanying documents within a week from the date hereof should notify CDP or the Company's Share Registrar, as the case may be, immediately in writing at their respective

addresses as follows:-

CDP:	Share Registrar:
The Central Depository (Pte) Limited 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807	M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906

Singapore Registered Shareholders are requested to note the following important dates and times in respect of the Rights Issue:-

Last date and time for splitting	: 24 May 2004 at 4.45 p.m.
Last date and time for acceptance and payment*	: 28 May 2004 at 4.45 p.m.
Last date and time for renunciation and payment	: 28 May 2004 at 4.45 p.m.
Last date and time for excess application and payment*	: 28 May 2004 at 4.45 p.m.

* *The last date and time for acceptance and/or excess application and payment through an ATM of a Participating Bank is 28 May 2004 at 9.30 p.m.*

Purchasers should also note the last date and time for acceptance and payment as stated above. Purchasers who do not receive the ARS accompanied by the Offer Information Statement may obtain the same from CDP (the address of which is stated above) or any stockbroking firm which is a member company of the Singapore Exchange Securities Trading Limited for the period up to the close of the Rights Issue at **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore

11 May 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 11/05/2004 to the SGX

MASNET No. 90 OF 12.05.2004
Announcement No. 90

CITY DEVELOPMENTS LIMITED

LISTING OF BONUS WARRANTS

BONUS ISSUE OF UP TO 82, 718, 564 BONUS WARRANTS ("BONUS WARRANTS") ON THE BASIS OF ONE (1) BONUS WARRANT FOR EVERY TEN (10) ORDINARY SHARES OF $0.50 EACH HELD IN THE CAPITAL OF CITY DEVELOPMENTS LIMITED ("COMPANY") AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED

The Board of Directors of the Company refers to the Bonus Issue approved by shareholders of the Company ("**Shareholders**") at the extraordinary general meeting held on 29 April 2004, and is pleased to announce that 82,718,564 Bonus Warrants will be listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") with effect from 9.00 a.m. on 13 May 2004.

Shareholders whose registered addresses as at 5.00 p.m. on 6 May 2004 ("**Books Closure Date**") with the Company or The Central Depository Limited ("**CDP**"), as the case may be, are in Singapore or who have, at least five (5) market days prior to the Books Closure Date, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("**Entitled Shareholders**"), (a) in the case of Entitled Shareholders who have opened and maintained a securities account with CDP ("**Depositors**"), have had the relevant number of Bonus Warrants credited into their securities accounts with CDP; and (b) in the case of Entitled Shareholders who are not Depositors, will receive the certificates of Bonus Warrants which have been despatched to them, at their own risk by ordinary post.

All dealings in and transactions of the Bonus Warrants through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the certificates of Bonus Warrants issued to Entitled Shareholders (not being Depositors) will not be valid for delivery pursuant to trades done on the SGX-ST.

Fractional entitlements to the Bonus Warrants which were disregarded and not allotted to Entitled Shareholders would be aggregated and sold on the SGX-ST for the benefit of the Company. In addition, arrangements have been made by the Company for Bonus Warrants which would otherwise have been allotted to Shareholders with registered addresses outside Singapore as at the Books Closure Date and who have not, at least five (5) market days prior to the Books Closure Date, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("**Foreign Shareholders**"), to be sold on the SGX-ST.

The net proceeds from sales of the Bonus Warrants which would otherwise have been allotted to Foreign Shareholders, after deduction of all expenses therefrom, will be pooled and thereafter distributed among Foreign Shareholders in proportion to their respective shareholdings or the number of Shares standing to the credit of their respective Securities Accounts as at the Books Closure Date, as the case may be, and sent to them at their own risk by ordinary post, provided that where the amount of net proceeds distributable to any single

Foreign Shareholder is less than $10.00, the Company shall be entitled to retain, or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit. Where such Bonus Warrants are sold on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholders shall have any claim whatsoever against the Company, DBS Bank Ltd or CDP in connection therewith.

The deed poll dated 6 May 2004 constituting the Bonus Warrants ("**Deed Poll**") is available for inspection during normal business hours at the registered office of the Company's share registrar, M & C Services Private Limited, at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, for so long as any Bonus Warrant remains unexercised and for so long thereafter as any claim made against the Company by any holder of the Bonus Warrants in relation to the Bonus Warrants or the Deed Poll shall not have been finally adjudicated, settled or discharged.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore

12 May 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 12/05/2004 to the SGX

MASNET No. 79 OF 13.05.2004
Announcement No. 79

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	13/05/2004
2. Name of Director:	Kwek Leng Beng

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	11/05/2004
2. Name of Registered Holder:	(1) Kwek Leng Beng (2) Oversea-Chinese Bank Nominees Private Limited for account of Kwek Leng Beng
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Issue of 36,110 Bonus Warrants pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	0
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	36,110
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change: As a percentage of issued share capital:	36,110

PART III

1. Date of change of interest:

2. *The change in the percentage level:* From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change: As a percentage of issued share capital:	0	0
No. of warrants held after the change: As a percentage of issued share capital:	36,110	0

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 85 OF 13.05.2004
Announcement No. 85

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	13/05/2004
2. Name of Director:	Kwek Leng Joo

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	11/05/2004
2. Name of Registered Holder:	Kwek Leng Joo
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Issue of 5,951 Bonus Warrants pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change:	0
As a percentage of issued share capital:	
No. of warrants which are the subject of this notice:	5,951
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change:	5,951
As a percentage of issued share capital:	

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change: As a percentage of issued share capital:	0	
No. of warrants held after the change: As a percentage of issued share capital:	5,951	

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 87 OF 13.05.2004
Announcement No. 87

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/05/2004

2. Name of Director: Tan I Tong

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 11/05/2004

2. Name of Registered Holder: Tan I Tong

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Issue of 3,786 Bonus Warrants pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	0
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	3,786
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change: As a percentage of issued share capital:	3,786

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change:	0	
As a percentage of issued share capital:		
No. of warrants held after the change:	3,786	
As a percentage of issued share capital:		

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 88 OF 13.05.2004
Announcement No. 88

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/05/2004

2. Name of Director: Sim Miah Kian

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 11/05/2004

2. Name of Registered Holder: (1) Sim Miah Kian
(2) Lee Siew Seng (spouse)

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Issue of 12,111 Bonus Warrants to Sim Miah Kian and 6,800 Bonus Warrants to Lee Siew Seng pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	0
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	18,911
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change: As a percentage of issued share capital:	18,911

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change:	0	
As a percentage of issued share capital:		
No. of warrants held after the change:	18,911	
As a percentage of issued share capital:		

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 90 OF 13.05.2004
Announcement No. 90

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/05/2004

2. Name of Director: Kwek Leng Peck

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 11/05/2004

2. Name of Registered Holder: ABN-AMRO Nominees Singapore Pte Ltd for account of Kwek Leng Peck

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Issue of 4,375 Bonus Warrants pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change:	0
As a percentage of issued share capital:	
No. of warrants which are the subject of this notice:	4,375
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change:	4,375
As a percentage of issued share capital:	

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change:	0	
As a percentage of issued share capital:		
No. of warrants held after the change:	4,375	
As a percentage of issued share capital:		

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 91 OF 13.05.2004
Announcement No. 91

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/05/2004

2. Name of Director: Tang See Chim

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 11/05/2004

2. Name of Registered Holder: Tang See Chim

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Issue of 1,000 Bonus Warrants pursuant to the bonus issue of up to 82,718,564 Bonus Warrants on the basis of one Bonus Warrant for every ten ordinary shares of $0.50 each held in the capital of City Developments Limited

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	0
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	1,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of warrants held after the change: As a percentage of issued share capital:	1,000

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change: As a percentage of issued share capital:	0	
No. of warrants held after the change: As a percentage of issued share capital:	1,000	

Submitted by Enid Ling Peek Fong, Company Secretary on 13/05/2004 to the SGX

MASNET No. 71 OF 13.05.2004
Announcement No. 71

RECEIVED
2004 MAY 18 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED

Unaudited First Quarter Financial Statement And Dividend Announcement for the Period Ended 31/03/2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Three months ended 31 March		
	2004	**2003**	**Increase/ (Decrease)**
	S$'000	**S$'000**	**%**
Revenue	594,347	510,852	16.3
Cost of sales	(319,741)	(274,682)	16.4
Gross profit	274,606	236,170	16.3
Other operating income	9,415	37,978	(75.2)
Administrative expenses	(101,029)	(91,917)	9.9
Other operating expenses	(92,764)	(93,020)	(0.3)
Profit from operations [1]	90,228	89,211	1.1
Finance costs	(40,948)	(43,386)	(5.6)
Profit before share of results of associated companies and jointly controlled entities	49,280	45,825	7.5
Share of loss of associated companies	(19)	(20)	(5.0)
Share of profit of jointly controlled entities	3,495	13,990	(75.0)
Profit from ordinary activities before taxation	52,756	59,795	(11.8)
Taxation [2]	3,792	(11,826)	NM
Profit from ordinary activities after taxation	56,548	47,969	17.9
Minority interests	(16,542)	(9,823)	68.4
Net profit	40,006	38,146	4.9
Earnings per share (basic and fully diluted)	4.34 cents	4.76 cents	

NM : Not meaningful

Note :

(1) Profit from operations includes the following :

	The Group Three months ended 31 March	
	2004	2003
	S$'000	S$'000
Interest income	4,494	10,439
Profit on sale of investments, property, plant and equipment (net) (3)	2,931	17,031
Investment income (4)	697	1,421
Depreciation	(41,498)	(41,602)
Amortisation	(1,516)	(1,466)
(Allowance for)/write-back of doubtful debts	(685)	283
Net exchange (loss)/gain	(108)	8,090

(2) Taxation for the period is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates, and after adjusting for write-back of overprovision of taxation in prior years of $17.6 million (2003 : $4.3 million) for the Group which includes its share of those of its associated companies and jointly controlled entities.

The write-back relates mainly to the overprovision of deferred tax which arose partially from the change in corporate tax rate from 22% to 20% in Singapore.

(3) The profit achieved for Q1 2003 relates primarily to profit achieved on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and an interest in a joint venture for a mixed development in China.

(4) Investment income includes dividend and profit/(loss) on sale of short-term investments.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	<--------- The Group ---------->		<----- The Company ----->	
	As at 31.3.2004 S$'000	As at 31.12.2003 S$'000	As at 31.3.2004 S$'000	As at 31.12.2003 S$'000
Non-Current Assets				
Property, plant and equipment	9,103,403	9,145,659	659,105	664,638
Investments in subsidiaries	-	-	2,204,934	2,204,934
Investments in associated companies	1,326	1,383	-	-
Investments in jointly controlled entities	238,754	246,029	68,495	68,495
Financial assets	25,389	25,432	15,546	15,546
Deferred financial charges	12,612	13,368	563	397
Intangible assets	159	298	-	-
Other non-current assets	109,033	111,010	60,515	60,714
Current Assets				
Development properties	2,132,331	2,237,893	1,750,138	1,861,622
Consumable stocks	12,464	13,159	1,053	1,159
Financial assets	46,870	30,158	-	-
Trade and other receivables [1]	949,560	663,264	932,835	687,134
Cash and cash equivalents	534,124	571,400	240,569	255,477
	3,675,349	**3,515,874**	**2,924,595**	**2,805,392**
Less:				
Current Liabilities				
Bank overdrafts	2,635	4,511	-	-
Trade and other payables	695,418	686,434	869,692	848,628
Bank loans	20,751	44,865	20,751	44,082
Current portion of long-term liabilities	323,354	367,906	95,000	125,000
Bonds and notes - repayable within 12 months	332,894	321,075	130,000	120,000
Employee benefits	16,343	11,861	1,182	1,112
Provision for taxation	93,484	76,308	22,513	15,081
Provisions	-	6,383	-	-
	1,484,879	**1,519,343**	**1,139,138**	**1,153,903**
Net Current Assets	**2,190,470**	**1,996,531**	**1,785,457**	**1,651,489**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other liabilities	4,254,869	4,142,603	1,183,607	1,069,975
Employee benefits	13,468	16,125	-	-
Provisions	8,784	10,839	-	-
Deferred tax liabilities	685,851	698,120	19,121	24,177
	4,962,972	**4,867,687**	**1,202,728**	**1,094,152**
Less:				
Minority Interests	2,079,278	2,069,015	-	-
NET ASSETS	**4,638,896**	**4,603,008**	**3,591,887**	**3,572,061**
CAPITAL AND RESERVES				
Share capital	413,593	413,593	413,593	413,593
Reserves	4,225,303	4,189,415	3,178,294	3,158,468
	4,638,896	**4,603,008**	**3,591,887**	**3,572,061**

Explanatory Note to Balance Sheet:

(1) The increase in receivables is mainly due to the recognition of the balance of sales consideration to be billed for a development project following its completion in March 2004.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31.3.2004		As at 31.12.2003	
Secured	Unsecured	Secured	Unsecured
$298,480,000	$378,746,000	$315,342,000	$420,576,000

Amount repayable after one year

As at 31.3.2004		As at 31.12.2003	
Secured	Unsecured	Secured	Unsecured
$2,636,210,000	$1,598,674,000	$2,632,492,000	$1,488,780,000

Details of any collateral

The borrowings by subsidiaries are generally secured by :

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Three months ended 31 March 2004 S$'000	Three months ended 31 March 2003 S$'000
Operating Activities		
Profit from ordinary activities before taxation	52,756	59,795
Adjustments for:		
Amortisation	1,516	1,466
Depreciation	41,498	41,602
Deferred financial charges written off	-	39
Property, plant and equipment written off	3	307
Profit on sale of property, plant and equipment	(2,591)	(10,937)
Share of loss of associated companies	19	20
Share of profit of jointly controlled entities	(3,495)	(13,990)
Interest income	(4,494)	(10,439)
Finance costs	40,948	43,386
Dividend income	(697)	(1,421)
Allowance for diminution in value of investments written back (net)	(121)	(437)
Allowance for foreseeable losses on development properties made (net)	-	73
Allowance for doubtful debts made/(written back) (net)	685	(283)
Operating profit before working capital changes	126,027	109,181
Changes in working capital		
Development properties	107,755	(34,990)
Stocks, trade and other receivables	(261,838)	(19,394)
Related corporations	(26,721)	(7,125)
Trade and other payables	1,986	21,259
Employee benefits	1,818	2,626
Cash (used in)/generated from operations	(50,973)	71,557
Income tax refund/(paid)	3,448	(3,353)
Cash flows (used in)/generated from operating activities carried forward	(47,525)	68,204

	Three months ended 31 March 2004 S$'000	2003 S$'000
Cash flows (used in)/generated from operating activities brought forward	(47,525)	68,204
Investing Activities		
Purchase of property, plant and equipment	(9,135)	(31,679)
Proceeds from sale of property, plant and equipment	9,946	13,580
Increase in deferred financial charges	(743)	(803)
Decrease in investments in jointly controlled entities	297	-
Cash flow on acquisition of subsidiaries (net of cash)	-	(44,204)
Increase in financial assets	(16,752)	(3,041)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	4,519	10,460
Dividends received		
- investments	697	1,421
- jointly controlled entities	4,938	-
Cash flows used in investing activities	(6,233)	(54,266)
Financing Activities		
Capital contribution from minority shareholders	2,993	-
Proceeds from term loans	91,686	193,624
Repayment of term loans	(21,185)	(138,011)
Repayment to finance lease creditors	(2,396)	(187)
Proceeds from issuance of bonds and notes	68,000	80,000
Repayment of bonds and notes	(50,000)	(55,000)
Decrease in other long-term liabilities	(1,413)	(197)
Proceeds from bank loans	-	37,360
Repayment of bank loans	(24,297)	(48,355)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(44,514)	(47,416)
Cash flows generated from financing activities	18,874	21,818
Net (decrease)/increase in cash and cash equivalents carried forward	(34,884)	35,756

	Three months ended 31 March	
	2004	2003
	S$'000	S$'000
Net (decrease)/increase in cash and cash equivalents brought forward	(34,884)	35,756
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(516)	2,396
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	566,889	609,807
Cash and cash equivalents at the end of the period (net of bank overdraft)	531,489	647,959

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,055,419	148,143	461,426	165,455	2,358,972	4,603,008
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(187)	(3,684)	-	(3,871)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(247)	-	(247)
Profit for the period	-	-	-	-	-	40,006	40,006
At 31 March 2004	413,593	1,055,419	148,143	461,239	161,524	2,398,978	4,638,896
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,042,297	63,743	855	(823)	2,052,396	3,572,061
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(82)	-	(82)
Profit for the period	-	-	-	-	-	19,908	19,908
At 31 March 2004	413,593	1,042,297	63,743	855	(905)	2,072,304	3,591,887
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

There was no change in the company's issued share capital during the period.

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

Basic earnings per ordinary share of 4.84 cents (2003: 4.76 cents) is based on net profit for the period of $40,006,000 (2003: $38,146,000) and 827,185,643 (2003: 801,021,724) ordinary shares in issue.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31.3.2004 S$	31.12.2003 S$	31.3.2004 S$	31.12.2003 S$
Net asset value per ordinary share on issued share capital of 827,185,643 ordinary shares at the end of financial period/year	5.61	5.56	4.34	4.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Turnover of the Group increased by 16.3% to $594.3 million (2003: $510.9 million) and after-tax profit was $40 million (2003: $38.1 million). The Group continued to be the only listed property company in Singapore which adopted a conservative accounting policy of depreciating its investment properties.

Property

Though the economy has made credible gains in Q1, the general optimism has yet to permeate down to the property sector. Hence URA Q1 statistics for residential property registered relatively low transaction volumes and a 0.4% decline in price, bringing it to a 5-year low.

Interest in our residential properties remained steady, and the Group continued to sell units from its current stock, such as Savannah CondoPark and Monterey Park Condominium, amongst others. It also continued to realise profits from pre-sold residential projects such as Changi Rise Condominium, The Esparis Executive Condominium ("EC") and Nuovo EC as well as from Savannah CondoPark. The completion of Goldenhill Park Condominium at the end of March would generate strong cashflow for the Group especially since some of the units were sold on the deferred payment scheme under which substantial payments would be received from the purchasers upon completion.

The office market appears to have bottomed out and some MNCs have expanded their space requirements. For our Fuji Xerox Towers, formerly IBM Towers, we managed to secure two major anchor tenants who have taken substantial space in the building. The more active market could also be due to Singapore's competitive occupation costs relative to that of other important regional centres. A recent CBRE Global Markets Rents Report shows that total occupation cost in Singapore has fallen to 61st position globally compared to 7th position in 1996, with Hong Kong now in 31st position.

Hotel

The improving trend in trading for the second half of 2003 has continued into Q1 2004. Underlying pre-tax profit of Millennium & Copthorne Hotels plc, excluding profit on disposal of fixed assets, was £5.1 million (2003: loss of £1.4 million). After accounting for profit on disposal of fixed assets of £0.5 million (2003: £6.1 million), profit before tax was £5.6 million of which the Group's 52% share is £2.9 million (approximately S$9 million).

Group RevPAR ("Revenue Per Available Room") performance increased in all regions around the world, up by 3.7% compared to the equivalent period in 2003. Group hotel occupancies also increased from 64.9% to 68.5%. Driven by increased occupancy, the operations in Asia saw the highest rate of recovery with overall RevPAR up 7.0%. In the US, following the re-opening of Millenium Hilton in New York post-September 11, the hotel has continued to perform above expectations.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for financial year ended 31 December 2003.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

With the Q1 GDP reaching a high of 7.3% and the full year growth forecasted to be at the upper band of 5%, the property market is expected to perform better in the second half of the year. Recent indications that companies are recruiting again and new jobs are available will also boost buyers' confidence in the coming months.

The increase in price of steel and other essential building materials, pushed up by the strong demand from countries such as China, is likely to persist. Developers would soon have to factor in such price increases by adjusting current selling prices upwards.

The Group will launch Phase 2 of Monterey Park Condominium (60 units) in Q2 and the remaining phases of Savannah CondoPark this year. As reported earlier, we plan to launch two mega projects in the second half of the year - the White Site at Marina Boulevard (comprising approximately 1,100 apartment units) and about 850 residential units at City Square, Kitchener Road. The City Square project also comprises a separate parcel of land with about 721,000 sq ft of retail space. These projects should contribute positively to revenue and profit in the coming years.

To effectively address the problem of oversupply in the market and to improve market sentiments, the Group is hopeful that the Government will continue to suspend the Confirmed List of the Government Land Sales programme which is due for review in June. Such a measure will be helpful to stabilise the Singapore residential property market which is lagging behind that of its neighbours namely Hong Kong, Thailand, Malaysia and even Indonesia. We are hopeful that the appropriate measures put in place will see the Singapore market growing in tandem with them.

With no major office buildings due for completion this year and limited supply of new offices coming onto the market in the next two years, the Group expects quicker recovery in the office sector and an upturn in rental cycles towards the second half of the year in tandem with the economic recovery.

Hotel

Although still early in the financial year, Hotel performance for Q1 confirms that recovery is on track. Group RevPAR for the four weeks up to 28 April was up 24.4% as compared to the corresponding period last year.

Group Prospects

The Board is confident that the Group will continue to remain profitable in the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividend has been declared or recommended for the period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not applicable.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

Not applicable.

17. Interested Person Transactions

In the quarter ended 31 March 2004, the aggregate value of all interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000), amounted to $1,008,000. Save as disclosed, no other interested person transactions were conducted under the shareholders' mandate in the said period.

18. Subsequent Events

(a) At the Extraordinary General Meeting of the Company held on 29 April 2004, shareholders approved, inter alia, the following transactions:

(i) the one-off special cash dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at prevailing tax rate of 20%) ("Special Cash Dividend") for each ordinary share of $0.50 each held in the capital of the Company ("Ordinary Shares") by shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with Ordinary Shares or whose names are on the Register of Members of the Company, as the case may be, as at 5.00 p.m. on 6 May 2004 ("Books Closure Date");

(ii) the bonus issue of up to 82,718,564 Bonus Warrants ("Bonus Warrants") on the basis of one (1) Bonus Warrant for every ten (10) Ordinary Shares held as at the Books Closure Date ("Bonus Issue"), fractional entitlements to be disregarded; and

(iii) the renounceable Rights Issue of up to 330,874,257 non-redeemable convertible non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, on the basis of two (2) Preference Shares for every five (5) Ordinary Shares held as at the Books Closure Date ("Rights Issue"), fractional entitlements to be disregarded.

The Special Cash Dividend will be paid on 19 May 2004.

82,718,564 Bonus Warrants were issued on 11 May 2004 and subsequently listed on the Official List of Singapore Exchange Securities Trading Limited on 13 May 2004. Each Bonus Warrant carry the right to subscribe in cash for one (1) Ordinary Share of $0.50 each in the capital of the Company at the exercise price of $2.50, subject to adjustments under certain circumstances in accordance with the terms and conditions of the Bonus Warrants as set out in the Deed Poll dated 6 May 2004.

The Offer Information Statement dated 7 May 2004 relating to the Rights Issue together with a copy of the relevant Application Form for Preference Shares and excess Preference Shares or the Provisional Allotment Letter, as the case may be, were despatched to Entitled Shareholders on 11 May 2004. The last dates and times and procedures for acceptance, splitting and renunciation of the provisional allotments, application for excess Preference Shares, and payment thereof are set out in the Offer Information Statement.

(b) On 26 April 2004, KIN Holdings Limited ("KIN"), a subsidiary of CDL Hotels New Zealand Limited ("CDLNZ"), which in turn is a subsidiary of Millennium & Copthorne Hotels plc ("M&C"), announced its intention to make a takeover offer ("Offer") to acquire all the issued ordinary shares in the capital of Kingsgate International Corporation Limited ("KIC") at NZ$0.32 in cash for each share, equivalent to a total consideration of NZ$125.8 million for all the shares of KIC. KIN is 61.3% owned by CDLNZ and 38.7% owned by Tai Tak Holdings Pte Limited ("TTH"). CDLNZ, TTH and Tai Tak Securities Pte Limited ("TTS"), the immediate holding company of TTH, currently hold an aggregate of approximately 82.78% of the share capital of KIC. CDLNZ, TTH and TTS have irrevocably undertaken to accept the Offer in respect of all their shares in KIC. KIN has stated that if it receives 90% or more of acceptances for the Offer, it will compulsorily acquire the balance of the shares in KIC that it does not own and KIC will be delisted. The Offer is subject to certain conditions, including obtaining approval from the relevant authority. CDLNZ and KIC are listed on the New Zealand Exchange Limited. M&C which is listed on the London Stock Exchange, is a 52% subsidiary of the Group.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
13/05/2004

OFFER INFORMATION STATEMENT DATED 7 MAY 2004
(Lodged with the Monetary Authority of Singapore on 7 May 2004)

A copy of this offer information statement ("**Offer Information Statement**"), together with a copy each of the Provisional Allotment Letter ("**PAL**"), the Application Form for Preference Shares and Excess Preference Shares ("**ARE**") and the Application Form for Preference Shares ("**ARS**"), have been lodged with the Monetary Authority of Singapore ("**Authority**"). The Authority assumes no responsibility for the contents of this Offer Information Statement, the PAL, the ARE and the ARS. Lodgement of this Offer Information Statement with the Authority does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The Authority has not, in any way, considered the merits of the Preference Shares (as defined below) being offered, or in respect of which an invitation is made, for investment.

Approval in-principle has been obtained from the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing of and quotation for the Preference Shares and the Shares (as defined below) into which the Preference Shares may be converted, subject to certain conditions, including a sufficient spread of holdings for the Preference Shares to provide an orderly market in the Preference Shares. The Preference Shares will be admitted to the Official List of the SGX-ST and official quotation will commence after the certificates in respect of the Preference Shares have been issued and the allotment letters from The Central Depository (Pte) Limited ("**CDP**") have been despatched.

Approval in-principle granted by the SGX-ST for admission to the Official List of the SGX-ST and the dealing in, listing of and quotation for the Preference Shares and the Shares into which the Preference Shares may be converted are in no way reflective of and are not to be taken as an indication of the merits of the Company, its subsidiaries, the Rights Issue (as defined below), the Preference Shares or the Shares into which the Preference Shares may be converted. The SGX-ST assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in this Offer Information Statement.

No Preference Shares shall be allotted or allocated on the basis of this Offer Information Statement later than six (6) months after the date of lodgement of this Offer Information Statement.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore on 7 September 1963)

RENOUNCEABLE RIGHTS ISSUE ("RIGHTS ISSUE") OF UP TO 330,874,257 NON-REDEEMABLE CONVERTIBLE NON-CUMULATIVE PREFERENCE SHARES OF $0.05 EACH ("PREFERENCE SHARES") IN THE CAPITAL OF CITY DEVELOPMENTS LIMITED ("COMPANY") AT AN ISSUE PRICE OF $1.00 FOR EACH PREFERENCE SHARE, ON THE BASIS OF TWO (2) PREFERENCE SHARES FOR EVERY FIVE (5) ORDINARY SHARES OF $0.50 EACH ("SHARES") HELD AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED

Financial Adviser for the Rights Issue

DBS

IMPORTANT DATES AND TIMES

Last date and time for splitting	:	24 May 2004 at 4.45 p.m.
Last date and time for acceptance and payment*	:	28 May 2004 at 4.45 p.m.
Last date and time for renunciation and payment	:	28 May 2004 at 4.45 p.m.
Last date and time for excess application and payment*	:	28 May 2004 at 4.45 p.m.

* The last date and time for acceptance and/or excess application and payment through an ATM of a Participating Bank (as defined in this Offer Information Statement) is 28 May 2004 at 9.30 p.m.

Capitalised terms used hereinbelow shall, unless expressly stated otherwise, have the meanings ascribed to them under the "Definitions" section of this Offer Information Statement.

For Entitled Depositors, acceptances of Preference Shares and (if applicable) applications for excess Preference Shares may be made through CDP, an ATC or by way of Electronic Application at any ATM of a Participating Bank.

For Entitled Scripholders, acceptances of Preference Shares and (if applicable) applications for excess Preference Shares may be made through the Share Registrar.

The existing Shares are quoted on the Official List of the SGX-ST.

Persons wishing to subscribe for the Preference Shares offered by this Offer Information Statement should, before deciding whether to so subscribe, carefully read this Offer Information Statement in its entirety in order to make an informed assessment of the assets and liabilities, profits and losses, financial position, performance and prospects of the Company and the Group, and the rights and liabilities attaching to the Preference Shares and the Shares into which the Preference Shares may be converted. They should make their own independent enquiries and investigations of any bases and assumptions upon which financial projections, if any, are made or based, and carefully consider this Offer Information Statement in the light of their personal circumstances (including financial and taxation affairs). It is recommended that such persons seek professional advice from their stockbroker, bank manager, solicitor, accountant or other professional adviser before deciding whether to subscribe for or acquire the Preference Shares or buy any Shares.

No person has been authorised to give any information or to make any representations, other than those contained in this Offer Information Statement, in connection with the Rights Issue, the Preference Shares or the Shares into which the Preference Shares may be converted and, if given or made, such information or representations must not be relied upon as having been authorised by the Company or DBS Bank. Save as expressly stated in this Offer Information Statement, nothing contained herein is, or may be relied upon as, a promise or representation as to the future performance or policies of the Company or the Group. Neither the delivery of this Offer Information Statement nor the issue of the Preference Shares or the conversion of the Preference Shares into Shares shall, under any circumstances, constitute a continuing representation, or give rise to any implication, that there has been no change in the affairs of the Company or the Group, or any of the information contained herein since the date hereof. Where such changes occur after the date hereof and are material, or are required to be disclosed by law and/or the SGX-ST, the Company may make an announcement of the same to the SGX-ST and, if required, lodge a supplementary or replacement document with the Authority. All Entitled Shareholders and their renouncees should take note of any such announcement and shall be deemed to have notice of such changes upon the release of such announcement or lodgement of such supplementary or replacement document, as the case may be.

Neither the Company nor DBS Bank is making any representation to any person regarding the legality of an investment in the Preference Shares or the Shares into which the Preference Shares may be converted, by such person under any investment or any other laws or regulations. No information in this Offer Information Statement should be considered to be business, legal or tax advice. Each prospective investor should consult his own professional or other adviser for business, legal or tax advice regarding an investment in the Preference Shares or the Shares.

DBS Bank makes no representation, warranty or recommendation whatsoever as to the merits of the Rights Issue, the Preference Shares, the Shares into which the Preference Shares may be converted, the Company, the Group or any other matter related thereto or in connection therewith. Nothing in this Offer Information Statement or the accompanying documents shall be construed as a recommendation to accept or purchase the Preference Shares. Prospective subscribers of the Preference Shares should rely on their own investigation of the financial condition and affairs of, appraisal and determination of the merits of investing in, the Company and the Group and shall be deemed to have done so.

This Offer Information Statement has been prepared solely for the purpose of the acceptance and subscription of Preference Shares under the Rights Issue and may not be relied upon by any persons other than the Entitled Shareholders and their renouncees to whom it is despatched by the Company, or for any other purpose.

This Offer Information Statement, including the PAL, the ARE and the ARS, may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation to anyone in any jurisdiction or under any circumstances in which such an offer, invitation or solicitation is unlawful or not authorised or to any person to whom it is unlawful to make such an offer, invitation or solicitation.

The distribution of this Offer Information Statement and/or its accompanying documents may be prohibited or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions. Shareholders or any other person having possession of this Offer Information Statement and/or its accompanying documents are advised to inform themselves of and observe such prohibitions and restrictions.

CONTENTS

Page

DEFINITIONS 5

ELIGIBILITY OF SHAREHOLDERS TO PARTICIPATE IN THE RIGHTS ISSUE 10

TRADING 12

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS 13

ELEVENTH SCHEDULE OF THE SECURITIES AND FUTURES (OFFERS OF INVESTMENTS) (SHARES AND DEBENTURES) REGULATIONS 2002 14

APPENDICES

A Audited Balance Sheets of the Company and the Group as at 31 December 2003 42

B Terms and Conditions of the Preference Shares 43

C Procedures for Acceptance, Payment and Excess Application by Entitled Depositors 58

D Additional Terms and Conditions for Electronic Application through ATMs of Participating Banks 66

E Procedures for Acceptance, Payment, Splitting, Renunciation and Excess Application by Entitled Scripholders 71

F List of Authorised Trading Centre and Participating Banks 74

In this Offer Information Statement, the PAL, the ARE and the ARS, the following definitions shall apply throughout unless the context otherwise requires or unless otherwise stated:-

"Announcement Date"	:	26 February 2004, being the date of announcement of the Rights Issue
"ARE"	:	Application and acceptance form for Preference Shares and excess Preference Shares issued to Entitled Depositors in respect of their provisional allotments of Preference Shares under the Rights Issue
"ARS"	:	Acceptance form for Preference Shares issued to purchasers of the provisional allotments of Preference Shares under the Rights Issue traded on the SGX-ST through the book-entry (scripless) settlement system
"Articles"	:	The Articles of Association of the Company, as amended or modified from time to time
"ATC"	:	The authorised trading centre set out in Appendix F to this Offer Information Statement
"ATM"	:	Automated teller machine of a Participating Bank
"Audit Committee"	:	The audit committee of the Company for the time being
"Authority" or "MAS"	:	Monetary Authority of Singapore
"Board" or "Board of Directors"	:	The board of Directors of the Company for the time being
"Bonus Issue"	:	Bonus issue by the Company of the Warrants on the basis of one (1) Warrant for every ten (10) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded. The Bonus Issue was approved by Shareholders at the EGM
"Books Closure Date"	:	5.00 p.m. on 6 May 2004, being the time at and date on which the Register of Members and Share Transfer Books of the Company were closed to determine:- (i) in relation to Shareholders, their entitlements to the Special Cash Dividend; and (ii) in relation to Entitled Shareholders, their entitlements to the Warrants under the Bonus Issue and their provisional allotments under the Rights Issue
"CDL" or the "Company"	:	City Developments Limited
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	4.45 p.m. on 28 May 2004 (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company), being the last time and date for acceptance and/or excess application and payment, and renunciation and payment of the Preference Shares under the Rights Issue through CDP, the Share Registrar or an ATC, or 9.30 p.m. on 28 May 2004 (or

		such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company), being the last time and date for acceptance and/or excess application and payment of the Preference Shares under the Rights Issue through an ATM of a Participating Bank
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"CPF"	:	Central Provident Fund
"DBS Bank" or "Financial Adviser"	:	DBS Bank Ltd
"Directors"	:	The directors of the Company for the time being
"EGM"	:	Extraordinary general meeting of the Company held on 29 April 2004
"Electronic Application"	:	Acceptance of Preference Shares and (if applicable) application for excess Preference Shares made through an ATM of one of the Participating Banks in accordance with the terms and conditions of this Offer Information Statement
"Entitled Depositors"	:	Singapore Registered Shareholders with Shares entered against their names in the Depository Register
"Entitled Scripholders"	:	Singapore Registered Shareholders with Shares registered in their own names in the Register of Members of the Company
"Entitled Shareholders"	:	Entitled Depositors and Entitled Scripholders
"Foreign Shareholders"	:	Shareholders with registered addresses outside Singapore as at the Books Closure Date and who had not, at least five (5) Market Days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, addresses in Singapore for the service of notices and documents
"FY"	:	Financial year ended or ending 31 December
"Group"	:	The Company and its subsidiaries
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	:	HLIH and its subsidiaries
"Irrevocable Undertaking"	:	The irrevocable undertaking dated 26 February 2004 given by HLIH in relation to the Preference Shares, as described in Section 2(c) of this Offer Information Statement
"Issue Price"	:	The issue price of the Preference Shares, being $1.00 per Preference Share
"Latest Practicable Date"	:	3 May 2004, being the latest practicable date prior to the printing of this Offer Information Statement
"Listing Manual"	:	Listing manual of the SGX-ST, as amended or modified from time to time

"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"M&C"	:	Millennium & Copthorne Hotels plc
"NETS"	:	Network for Electronic Transfer (S) Pte Ltd
"Offer Information Statement"	:	This document together with (where the context requires) the PAL, the ARE, the ARS and all other accompanying documents, including any supplementary or replacement document which may be issued by the Company in connection with the Rights Issue
"PAL"	:	Provisional allotment letter issued to Entitled Scripholders setting out the provisional allotments of Preference Shares of such Entitled Scripholders under the Rights Issue
"Participating Banks"	:	DBS Bank (including POSB), Oversea-Chinese Banking Corporation Limited ("**OCBC**") and United Overseas Bank Limited and its subsidiary, Far Eastern Bank Limited ("**UOB Group**")
"Preference Shares"	:	Up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company, to be allotted and issued pursuant to the Rights Issue
"Rights Issue"	:	Renounceable rights issue by the Company of up to 330,874,257 Preference Shares at an issue price of $1.00 each, on the basis of two (2) Preference Shares for every five (5) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded. The Rights Issue was approved by Shareholders at the EGM
"SCCS"	:	Securities Clearing and Computer Services (Pte) Ltd
"Securities Account"	:	A securities account maintained by a Depositor with CDP but does not include a securities sub-account
"SFA"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended or modified from time to time
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context so admits, mean Depositors whose Securities Accounts are credited with such Shares
"Shares"	:	Ordinary shares of $0.50 each in the share capital of the Company
"Share Registrar"	:	M & C Services Private Limited

"Singapore Registered Shareholders"	:	Shareholders as at the Books Closure Date whose registered addresses with CDP or the Company, as the case may be, are in Singapore or who had, at least five (5) Market Days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, addresses in Singapore for the service of notices and documents
"Special Cash Dividend"	:	The one-off special cash dividend of $0.50 (gross) or $0.40 (net) (after deduction of tax at the prevailing rate of 20%) for each Share held as at the Books Closure Date, amounting to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%). The Special Cash Dividend was declared and approved by Shareholders at the EGM
"Warrants"	:	Up to 82,718,564 warrants in registered form to be issued by the Company pursuant to the Bonus Issue and (where the context so admits) such additional warrants as may be required or permitted to be issued by the Company pursuant to the terms and conditions of the warrants as set out in the deed poll constituting the warrants as referred to in paragraph (iii) of Section 1(o) of this Offer Information Statement (any such additional warrants to rank *pari passu* with the warrants issued under the Bonus Issue and for all purposes to form part of the same series of warrants constituted by the deed poll), each warrant entitling the holder thereof to subscribe for one (1) new Share, subject to the terms and conditions of the warrants as set out in the deed poll
"US" or "USA"	:	United States of America
"US$"	:	United States dollar
"$" and "cents"	:	Singapore dollars and cents, respectively
"£"	:	Pound sterling
"NZ$"	:	New Zealand dollars
"RMB"	:	Renminbi
"sq ft"	:	Square feet
"sq m"	:	Square metre
"%" or "per cent."	:	Percentage or per centum

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

Any reference to a time of day in this Offer Information Statement, the PAL, the ARE or the ARS shall be a reference to Singapore time unless otherwise stated. Any reference to a date and/or time in this Offer Information Statement, the PAL, the ARE or the ARS in relation to the Rights Issue (including but not

limited to the Closing Date, and the last dates and times for splitting, acceptance and payment, renunciation and payment, and excess application and payment) shall include such other date(s) and/or time(s) as may be announced from time to time by or on behalf of the Company.

Any reference in this Offer Information Statement, the PAL, the ARE or the ARS to any enactment is a reference to that enactment for the time being amended or re-enacted. Any words defined in the Companies Act, the SFA or the Listing Manual, or any modification thereof, and used in this Offer Information Statement shall, where applicable, have the meanings ascribed to them respectively under the Companies Act, the SFA, the Listing Manual, or such modification thereof, as the case may be, unless otherwise provided.

Any discrepancies in figures included in this Offer Information Statement between the amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Offer Information Statement may not be an arithmetic aggregation of the figures that precede them.

ELIGIBILITY OF SHAREHOLDERS TO PARTICIPATE IN THE RIGHTS ISSUE

ENTITLED SHAREHOLDERS

Entitled Shareholders are entitled to participate in the Rights Issue and to receive this Offer Information Statement together with the AREs or PALs, as the case may be, and other accompanying documents at their respective Singapore addresses. Entitled Depositors who do not receive the AREs may obtain them and this Offer Information Statement from CDP during the period up to the Closing Date. Entitled Scripholders who do not receive the PALs may obtain them and this Offer Information Statement from the Share Registrar during the period up to the Closing Date.

Entitled Shareholders have been provisionally allotted the Preference Shares under the Rights Issue on the basis of their shareholdings as at the Books Closure Date. Entitled Shareholders are at liberty to accept, decline, renounce or trade on the SGX-ST during the rights trading period prescribed by the SGX-ST their provisional allotments of Preference Shares and are eligible to apply for additional Preference Shares in excess of their provisional allotments under the Rights Issue.

All dealings in and transactions of the provisional allotments of Preference Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the PALs which are issued to Entitled Scripholders will not be valid for delivery pursuant to trades done on the SGX-ST.

FOREIGN SHAREHOLDERS

This Offer Information Statement and its accompanying documents have not been and will not be registered or lodged in any jurisdiction other than in Singapore. The distribution of this Offer Information Statement and its accompanying documents may be prohibited or restricted (either absolutely or subject to various relevant securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions. For practical reasons and in order to avoid any violation of the securities legislation applicable in countries other than Singapore where Shareholders may have their registered addresses, this Offer Information Statement and its accompanying documents have not been and will not be despatched to Foreign Shareholders.

Accordingly, Foreign Shareholders will not be entitled to participate in the Rights Issue. No provisional allotment of Preference Shares has been made to Foreign Shareholders and no purported acceptance of the Preference Shares or application for excess Preference Shares by Foreign Shareholders will be valid.

This Offer Information Statement and its accompanying documents will also not be despatched to persons purchasing the provisional allotments of Preference Shares through the book-entry (scripless) settlement system if their registered addresses with CDP are outside Singapore ("**Foreign Purchasers**"). Foreign Purchasers who wish to accept the provisional allotments of Preference Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore. The Company further reserves the right to reject any acceptances of the Preference Shares and/or applications for excess Preference Shares where it believes that such acceptances and/or applications may violate the applicable legislation of any jurisdiction.

If it is practicable to do so, arrangements may, at the discretion of the Company, be made for the provisional allotments of Preference Shares which would otherwise have been provisionally allotted to Foreign Shareholders to be sold "nil-paid" on the SGX-ST as soon as practicable after dealings in the provisional allotments of Preference Shares commence. Such sales may, however, only be effected if the Company, in its absolute discretion, determines that a premium can be obtained from such sales, after taking into account expenses to be incurred in relation thereto. The net proceeds from all such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed to Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares entered against their names in the Depository Register as at the Books Closure Date and sent to them at their own risk by ordinary post, provided that where the amount of net proceeds to be distributed to any single Foreign Shareholder is less than $10.00, the Company shall be entitled to retain or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in connection

therewith. Where such provisional allotments of Preference Shares are sold "nil-paid" on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in respect of such sales or the proceeds thereof, the provisional allotments of Preference Shares or the Preference Shares represented by such provisional allotments.

If such provisional allotments of Preference Shares cannot be sold or are not sold on the SGX-ST as aforesaid for any reason by such time as the SGX-ST shall have declared to be the last day for trading in the provisional allotments of Preference Shares, the Preference Shares represented by such provisional allotments will be issued to satisfy excess applications or dealt with in such manner as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in connection therewith.

Shareholders should note that the special arrangements described above will apply only to Foreign Shareholders.

Notwithstanding the above, Shareholders or any other person having possession of this Offer Information Statement and its accompanying documents are advised to inform themselves of and to observe any legal requirements applicable thereto. No person in any territory outside Singapore receiving this Offer Information Statement and/or its accompanying documents may treat the same as an offer, invitation or solicitation to subscribe for any Preference Shares unless such offer, invitation or solicitation could lawfully be made without violating any regulatory or legal requirements in those territories.

The procedures for, and the terms and conditions applicable to, acceptances, renunciation and/or sales of provisional allotments of Preference Shares and for the application for excess Preference Shares, including the different modes of acceptance or application and payment, are contained in Appendices C to E to this Offer Information Statement and in the PAL, the ARE and the ARS.

TRADING

Upon listing and quotation on the SGX-ST, the Preference Shares and the Shares into which the Preference Shares may be converted will be traded under the book-entry (scripless) settlement system. All dealings in, and transactions (including transfers) of, the Preference Shares and the Shares into which the Preference Shares may be converted effected through the SGX-ST and/or CDP shall be made in accordance with the "Terms and Conditions for Operation of Securities Accounts with CDP", as the same may be amended from time to time. Copies of the above are available from CDP.

To facilitate scripless trading, Entitled Scripholders and their renouncees who wish to accept the Preference Shares provisionally allotted to them and (if applicable) apply for excess Preference Shares should open Securities Accounts with CDP in their own names if they do not already maintain such Securities Accounts so that the number of Preference Shares and (if applicable) excess Preference Shares that may be allotted to them may be credited by CDP into their Securities Accounts. Entitled Scripholders and their renouncees who wish to accept the Preference Shares provisionally allotted to them and/or apply for excess Preference Shares and have their Preference Shares credited into their Securities Accounts must fill in their Securities Account numbers and/or National Registration Identity Card ("NRIC")/passport numbers or registration numbers (for corporations) in the relevant forms comprised in the PAL. Entitled Scripholders and their renouncees who fail to fill in their Securities Account numbers and/or NRIC/passport numbers or registration numbers (for corporations) or who provide incorrect or invalid Securities Account numbers and/or NRIC/passport numbers or registration numbers (for corporations) or whose particulars provided in the forms comprised in the PAL differ from those particulars in their Securities Accounts currently maintained with CDP, may be issued physical share certificates for the Preference Shares and (if applicable) the excess Preference Shares allotted to them. Such physical share certificates for the Preference Shares, if issued, will not be valid for delivery for trades done on the SGX-ST under the book-entry (scripless) settlement system, although they will continue to be *prima facie* evidence of legal title.

If an Entitled Scripholder's address stated in the PAL is different from his address registered with CDP, he must inform CDP of his updated address promptly, failing which the notification letter on successful allotment and other correspondence will be sent to his address last registered with CDP.

An Entitled Scripholder who has not deposited his share certificates with CDP but wishes to trade on the SGX-ST, must deposit with CDP the relevant share certificates, together with duly executed instruments of transfer in favour of CDP, and have his Securities Account with CDP credited with the number of Preference Shares or existing Shares, as the case may be, before he can effect the desired trade.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

All statements contained in this Offer Information Statement, statements made in press releases and oral statements that may be made by the Company, its Directors, officers or employees acting on its behalf, that are not statements of historical fact, constitute "forward-looking statements". Some of these statements can be identified by words that have a bias towards the future or are forward-looking, such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "possible", "probable", "project", "should", "will" and "would" or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding the Group's expected financial position, business strategy, future plans and prospects of the Group's industry are forward-looking statements. These forward-looking statements, including statements as to the Group's revenue and profitability, prospects, future plans and other matters discussed in this Offer Information Statement regarding matters that are not historical facts, are only predictions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group's actual future results, performance or achievements to be materially different from any future results, performance or achievements expected, expressed or implied by such forward-looking statements.

Given the risks, uncertainties and other factors that may cause the Group's actual future results, performance or achievements to be materially different from that expected, expressed or implied by the forward-looking statements in this Offer Information Statement, undue reliance must not be placed on these statements. The Group's actual results, performance or achievements may differ materially from those anticipated in these forward-looking statements. Neither the Company, DBS Bank nor any other person represents or warrants that the Group's actual future results, performance or achievements will be as discussed in those statements.

Further, the Company and DBS Bank disclaim any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstances for any reason, even if new information becomes available or other events occur in the future. Where such developments, events or circumstances occur and are material, or are required to be disclosed by law and/or the SGX-ST, the Company may make an announcement of the same to the SGX-ST and, if required, lodge a supplementary or replacement document with the Authority.

1(a) State the address of the registered office of the issuer.

36 Robinson Road, #04-01 City House, Singapore 068877.

1(b) State the business carried on and to be carried on by the issuer or, if it is the holding company of a group, the group, and the general development of the business within the last 3 years, indicating any material change in the affairs of the issuer or the group, as the case may be, since the last annual report.

Principal Business Activities of the Group and the General Development of the Business of the Group

The principal activities of the Group, an international property and hotel conglomerate, can be broadly classified into three (3) categories, namely, property development, property investment, and hotel ownership and operations.

A. Property Development

The Group is an active property developer in Singapore, having built more than 15,000 homes since 1963. The Group continually engages in the development of residential, commercial, retail and industrial properties for sale and constantly seeks opportunities to replenish its land bank by acquiring land with good development potential.

The Group's existing land bank stands at approximately 3.95 million sq ft, comprising mainly freehold and 999-year leasehold land. Approximately 74% of the land bank consists of residential land, approximately 17% consists of land for commercial, retail and industrial projects and the remaining approximately 9% comprise residential land in locations outside of Singapore.

FY2001

Properties acquired by the Group during the year include:-

(a) A freehold bungalow site of approximately 24,000 sq ft at No. 9 Buckley Road, Singapore, for approximately $17.5 million. This strengthened the Group's foothold in the Newton area, where it also owns the adjacent property at No. 11 Buckley Road (Buckley Mansion), and a 50% stake in three adjoining freehold residential sites, Ixora Court, Newton Point and Seedevi purchased in 1999 and 2000.

(b) A 99-year leasehold executive condominium site of approximately 156,000 sq ft at Ang Mo Kio Avenue 6, Singapore, for approximately $70 million. This site is surrounded by schools, parks, markets, sports facilities, a hospital and the Yio Chu Kang mass rapid transit ("**MRT**") station. The executive condominium development on this site was launched in the later part of the year as Nuovo Executive Condominium.

(c) A freehold site of approximately 65,000 sq ft at Robertson Quay, Singapore, for approximately $78 million. CDL holds an 80% stake in the joint venture for the development of this property with Singapore Warehouse Company (Private) Ltd holding the remaining 20%. The development on this site was launched in 2003 as The Pier at Robertson.

(d) A successful tender by the Group for a 99-year leasehold executive condominium site of approximately 150,000 sq ft at Pasir Ris Drive 4, Singapore, for approximately $50.8 million. This site is located near the Pasir Ris MRT station and White Sands Shopping Centre. The development on this site was subsequently launched in 2002 as The Esparis Executive Condominium.

The Group launched the following projects in 2001:-

(i) Goldenhill Park Condominium, a freehold 390-unit development sited at Mei Hwan Drive, off Ang Mo Kio Avenue 1, Singapore.

(ii) Phase 1 (218 units) of Changi Rise Condominium, a resort-style 598-unit residential project in the east of Singapore at Simei Rise, with another 79 units released for sale during the year.

(iii) 179 fully-tenanted apartment units at Burlington Square were released for sale. This mixed residential and office development at Bencoolen Street/Albert Street, Singapore, is owned by Claymore Properties Pte Ltd, a joint venture company of CDL, Hong Realty (Private) Limited and Wing Tai Holdings Limited.

(iv) Nuovo Executive Condominium, a 297-unit executive condominium development in Ang Mo Kio, Singapore.

FY2002

The Group acquired jointly with American International Group an approximately 9,000 sq m 99-year leasehold "white site" at Marina Boulevard, Singapore, on a 50:50 basis, at a price of approximately $288.9 million.

The Group launched the following projects in 2002:-

(i) The remaining 301 units of Changi Rise Condominium.

(ii) Phase 1 (42 units) of Goldenhill Villas was launched, with another 18 units released for sale during the year. The freehold landed housing development along Ang Mo Kio Avenue 1, Singapore, is an 83-unit enclave comprising 81 terrace houses and two semi-detached houses.

(iii) The Esparis Executive Condominium, a 274-unit condominium development located at Pasir Ris Drive 4, Singapore.

(iv) Phase 1 (153 units) of Savannah CondoPark, a 99-year leasehold 648-unit condominium development located at Simei Street 1, Singapore.

FY2003

Properties acquired by the Group during the year include:-

(a) A land parcel of approximately 30,000 sq ft at 40 Stevens Road, Singapore for approximately $17.4 million. This land parcel is next to an adjoining plot owned by the Group, 5 Balmoral Park, and is zoned for residential development.

(b) An en-bloc purchase of Parkview Condominium near West Coast Park, Singapore, for approximately $165 million which was acquired jointly with CapitaLand Limited in a 50:50 joint venture. The site occupies approximately 407,000 sq ft and is one of the largest land area sold by way of a collective sale, and will be developed into a residential development.

(c) Taking a 50% stake in a partially completed hotel property in a well-located part of Bangkok, Thailand, along the Chao Phraya River, with WestBrook Real Estate Fund IV, L.P., a US real estate fund, taking up the remaining stake.

(d) Two adjoining plots of land with a total site area of approximately 129,000 sq ft at Mount Emily, Singapore for approximately $87.8 million, acquired through TC Development Pte Ltd, a 50:50 joint venture company between CDL and TID Pte Ltd.

The Group launched the following projects in 2003:-

(i) Phase 1 (120 units) of The Pier at Robertson, Singapore, a freehold 201-unit riverfront development.

(ii) Phase 2 (150 units) and Phase 3 (100 units) of Savannah CondoPark.

(iii) Emery Point, a freehold condominium comprising 51 apartments at Ipoh Lane, Singapore.

(iv) Phase 1 (93 units) of Monterey Park Condominium, a 999-year leasehold 280-unit condominium development in West Coast, Singapore.

The Group has also acquired in the last two (2) years (a) 17 apartment units at No. 7 Draycott Drive, Singapore together with AIG Draycott Investment Limited, through a 50:50 joint venture company, Edenspring Properties Pte Ltd, for approximately $28.2 million, and (b) 36 units in the 187-unit freehold residential development known as The Imperial off River Valley Road, Singapore for approximately $52 million.

B. Property Investment

The Group has an investment property portfolio of approximately 4.69 million sq ft of lettable area. Approximately 80% of the Group's investment property portfolio comprises freehold and 999-year leasehold properties with the remaining approximately 20% held under leases of 99 years or less. Office properties account for approximately 57% of the total investment property portfolio, industrial properties approximately 23%, retail properties approximately 12% and residential and other properties approximately 8%.

FY2001

Seoul City Tower, a 23-storey prime office building in the city business district of Chung-gu in Seoul, Korea, in which the Group has a 50% stake, opened for lease, offering approximately 457,000 sq ft of gross rentable space. Later in the same year, MyeongDong Central, a 16-storey prime office building in Seoul in which the Group also has a 50% stake, opened for lease with approximately 206,000 sq ft of gross rentable space.

FY2002

The Group acquired the remaining 40% interest in Pacific Height Enterprises Company Limited, which owns the Umeda Pacific Building in Osaka, Japan.

FY2003

In July 2003, CDL made a mandatory unconditional offer to acquire all the issued ordinary shares in the capital of Target Realty Limited ("**TRL**") ("**TRL Shares**") other than those already held by CDL, its related corporations or the respective nominees of CDL or its related corporations. In addition, TRL Shares were also acquired pursuant to the exercise by dissenting shareholders of their rights under Section 215(3) of the Companies Act, as well as pursuant to a delisting offer by CDL for the remaining TRL Shares. The Group currently owns 98.72% of the issued share capital of TRL. The TRL group of companies owns five (5) principal properties comprising three (3) office buildings, a warehouse building and a commercial complex sited on freehold or 999-year leasehold land, some of which have good potential for future redevelopment.

The Group disposed of its 50% stake in Seoul City Tower, Korea in 2003, valuing the property at Korean Won 152 billion. In the same year, the Group also sold its 50% interest in Lot 1 Shoppers' Mall, Singapore. The property was sold for $243.8 million.

C. Hotel Ownership and Operations

The Group's listed hotel arm, M&C, is listed on the London Stock Exchange, with CDL owning an effective interest of approximately 52.4% in M&C. M&C operates in major cities in 17 countries with a portfolio of more than 90 hotels. The M&C group of companies includes four listed subsidiary companies, namely Grand Plaza Hotel Corporation (listed on the Philippines Stock Exchange) and CDL Hotels New Zealand Limited, CDL Investments New Zealand Limited and Kingsgate International Corporation Limited (each of which is listed on the New Zealand Exchange Limited).

FY2001

M&C acquired the remaining 25% minority interest in Copthorne Hotel Merry Hill Dudley in England for a cash consideration of approximately £1.1 million. Negotiations to amend the financial and management arrangements for The Stuttgart Hotel and Leisure Complex in Stuttgart, Germany were successfully completed with a new 30-year lease executed on improved commercial terms. The German subsidiary of M&C holding the lease for The Stuttgart Hotel and Leisure Complex became consolidated as a wholly-owned subsidiary during the year and the hotel was rebranded as Millennium Hotel and Resort Stuttgart.

In May 2001, M&C and Maritim Hotels, a leading German hotel operator, entered into an agreement to form a global strategic marketing alliance, which enabled M&C to benefit from Maritim's strong foothold in the German market with access to allied markets in northern and southern Europe.

The Millenium Hilton Hotel, located near the World Trade Center in New York, closed in the aftermath of the terrorist attacks on the twin towers of the World Trade Center on 11 September 2001.

During the year, M&C disposed of four (4) hotel properties in the USA which were considered non-core for a total consideration of approximately US$15 million.

FY2002

In May 2002, M&C made a voluntary unconditional cash offer to acquire all the issued shares of Republic Hotels & Resorts Limited ("**RHR**") not already owned by M&C, its subsidiaries or the respective nominees of M&C and its subsidiaries for the purpose of privatising RHR. As a result of shares acquired pursuant to the voluntary unconditional cash offer and pursuant to Section 215(1) of the Companies Act, RHR is currently wholly-owned by M&C, and its properties include Copthorne King's Hotel Singapore, Copthorne Orchid Hotel Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Hotel Penang, Millennium Hotel Sirih Jakarta, Millennium Seoul Hilton, The Heritage Hotel Manila and some units in Tanglin Shopping Centre, Singapore.

FY2003

The Millenium Hilton Hotel in New York, which was closed as a result of the 11 September 2001 terrorist attacks in New York, reopened in phases from May 2003 as a "brand new" hotel after restoration and refurbishment.

During the year, M&C acquired the remaining 60% limited partnership interest in Sunnyvale Partners, Ltd., which owns The Sunnyvale Four Points Hotel, California, for a net consideration of approximately US$4.2 million, and currently wholly owns this 378-room hotel.

M&C also disposed of its 20% stake in a partially-completed hotel property in Suzhou, China for a net consideration of approximately RMB 27.1 million.

Millennium Hotel Sydney ceased operations during the year pursuant to the decision by M&C to convert one of its towers to a residential development.

Material changes in the affairs of the Group from 1 January 2004 to the Latest Practicable Date

In early 2004, the Group received (i) provisional planning approval from the Urban Redevelopment Authority ("**URA**") to build approximately 1,100 apartment units at the Marina Boulevard "white site", which was acquired in 2002, and (ii) outline provisional planning approval from URA for its City Square project at Kitchener Road, Singapore which comprises a 850-unit residential project and a separate 721,000 sq ft of retail space.

In February 2004, CDL announced, *inter alia,* the proposed declaration of the Special Cash Dividend, the Bonus Issue and the Rights Issue. These transactions were approved by Shareholders at the EGM.

In April 2004, KIN Holdings Limited ("**KIN**"), a subsidiary of CDL Hotels New Zealand Limited ("**CDLNZ**"), which in turn is a subsidiary of M&C, announced its intention to make a takeover offer ("**Offer**") to acquire all the issued ordinary shares in the capital of Kingsgate International Corporation Limited ("**KIC**") at NZ$0.32 in cash for each share, equivalent to a total consideration of NZ$125.8 million for all the shares. KIN is 61.3% owned by CDLNZ and 38.7% owned by Tai Tak Holdings Pte Limited ("**TTH**"). CDLNZ, TTH and Tai Tak Securities Pte Limited ("**TTS**"), the immediate holding company of TTH, currently hold an aggregate of approximately 82.78% of the share capital of KIC. CDLNZ, TTH and TTS have irrevocably undertaken to accept the Offer in respect of all of their shares in KIC. KIN has stated that if it receives 90% or more of acceptances for the Offer, it will compulsorily acquire the balance of the shares in KIC that it does not own and KIC will be delisted. The Offer is subject to certain conditions, including obtaining approval from the relevant authority.

1(c) Description of and the number of shares or debentures, or units of shares or debentures, as the case may be, being offered by the issuer.

Number	:	Up to 330,874,257 Preference Shares
Description	:	Non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company to be allotted and issued pursuant to the Rights Issue. The terms and conditions of the Preference Shares are set out in Article 4B of the Articles, as reproduced in Appendix B to this Offer Information Statement. A summary of some of these terms and conditions can be found in Section 2(b)(i) of this Offer Information Statement. The Preference Shares are convertible into fully paid Shares subject to and in accordance with the provisions of Article 4B of the Articles. Upon full conversion of the Preference Shares by the Company, the Preference Shares will become a maximum of 44,998,898 Shares, representing approximately 5.4% of the Company's issued share capital as at the Latest Practicable Date.

1(d) Where applicable, the names and addresses of the manager, the underwriter of the offer and, in the case of an offer of debentures or units of debentures, the trustee for debenture holders (if any).

Financial Adviser for the Rights Issue	:	DBS Bank Ltd 6 Shenton Way DBS Building Tower One Singapore 068809

Underwriter	:	The Rights Issue is not underwritten by any financial institution. However, please refer to the Irrevocable Undertaking described in Section 2(c) of this Offer Information Statement.

1(e) The offer price, any discount or commission given to the underwriter, and the estimated net proceeds on an aggregate basis to be derived by the issuer from the issue or sale of the shares or debentures, or units of shares or debentures, as the case may be, being offered; if it is not possible to state the offer price or the discount or commission, the method by which it is to be determined must be explained.

Issue Price	:	$1.00 for each Preference Share, representing a premium of $0.95 each, payable in full on acceptance and/or application.
Discount / Commission payable to underwriter	:	Not applicable as the Rights Issue is not underwritten by any financial institution.
Estimated Net Proceeds	:	Approximately $329.9 million will be raised, after deducting expenses of approximately $1.0 million.

1(f) Range of the closing market price of the shares or debentures, or units of shares or debentures, as the case may be, during the previous 90 days.

The Preference Shares have not been previously issued or listed on the SGX-ST.

Range of closing market price of the Shares on the SGX-ST during the previous 90 days based on the closing market price from 4 February 2004 to 3 May 2004, being the Latest Practicable Date (both dates inclusive)	:	$5.95 to $6.85 per Share

1(g) Principal purposes for which the estimated net proceeds to be derived by the issuer from the issue or sale of the shares or debentures, or units of shares or debentures, as the case may be, being offered are intended to be used and the approximate amount intended to be used for each such purpose; if any material amounts of other funds are to be used in conjunction with the proceeds for such purposes, the amounts and sources of such other funds.

The net proceeds of the Rights Issue, after deducting expenses of approximately $1.0 million, will be approximately $329.9 million and are expected to be used to fund the payment of the Special Cash Dividend, including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend. The Special Cash Dividend is to reward Shareholders for their loyalty to and continuing support for the Company, and allows the Company to pass on to Shareholders its tax credits under Section 44A of the Income Tax Act, Chapter 134 of Singapore.

The Preference Dividend and Additional Preference Dividend (as defined in Section 2(b)(i) of this Offer Information Statement) that may be payable to holders of Preference Shares on or before 31 December 2007 also allows the Company to pass on Section 44A tax credits to holders of Preference Shares.

As at the Latest Practicable Date, after taking into account the Section 44A tax credits which would be passed on to Shareholders via the payment of the Special Cash Dividend and the first and final dividend of 15% less 20% income tax declared for the year ended 31 December 2003, the Company estimates that it has approximately $460 million of Section 44A tax credits. Any Section 44A tax credits not utilised on or before 31 December 2007 would expire thereafter.

As and when the net proceeds of the Rights Issue are materially deployed, the Company will make the necessary announcements, and for as long as a significant amount of the Rights Issue proceeds remains undeployed, provide a status report on such Rights Issue proceeds in its annual report(s).

Pending the deployment of the net proceeds for the purposes mentioned above, the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions, invested in short-term money market instruments and/or marketable securities, or used for any other purpose on a short-term basis, as the Directors may, in their absolute discretion, deem fit.

1(h) Names and addresses of the directors of the issuer.

Name of Directors	Address
Kwek Leng Beng *(Executive Chairman)*	12 Tanglin Hill, Singapore 248049
Kwek Leng Joo *(Managing Director)*	2 Chatsworth Avenue, Singapore 249846
Tan I Tong *(Non-executive Director)*	14 Thiam Siew Avenue, Singapore 436851
Chee Keng Soon *(Independent, Non-executive Director)*	7 Jalan Buloh Perindu, Singapore 457665
Sim Miah Kian *(Non-executive Director)*	18 Dalkeith Road, Singapore 299636
Chow Chiok Hock *(Non-executive Director)*	1 Fir Avenue, Singapore 279691
Ong Pang Boon *(Non-executive Director)*	8 Grove Lane, Singapore 279014
Foo See Juan *(Independent, Non-executive Director)*	110 Tanjong Rhu Road, #13-02 Camelot, Singapore 436928
Kwek Leng Peck *(Non-executive Director)*	301 Tanglin Road, Singapore 247950
Han Vo-Ta *(Independent, Non-executive Director)*	8 Paterson Hill, #10-16, Singapore 238567
Tang See Chim *(Independent, Non-executive Director)*	23 Victoria Park Road, Singapore 266502

1(i) Share and loan capital of the issuer, as of the date of lodgement of the offer information statement showing:-

(i) in the case of the share capital, the authorised share capital and the issued and paid-up capital; or

(ii) in the case of the loan capital, the total amount of the debentures issued and outstanding, together with the rate of interest payable thereon.

As at the date of this Offer Information Statement:-

Authorised Share Capital	:	$2,050,000,000 divided into 4,000,000,000 Shares and 1,000,000,000 Preference Shares
Issued and Paid-Up Share Capital	:	$413,592,821.50 divided into 827,185,643 Shares

Loan Capital :

(a) Non-guaranteed secured notes ("**Notes**")

Korean Won 96 billion Notes issued by a subsidiary of the Company bearing interest at the rate of 5% per annum as at 7 May 2004. The Notes are redeemable at principal amounts in November 2005.

(b) Secured medium term notes ("**MTNs**")

$470 million MTNs issued by a subsidiary of the Company as part of a $550 million secured MTN programme established in 2001. As at 7 May 2004, the MTNs bear interest at rates ranging from 3.38% to 4.815% per annum and are redeemable on their respective maturity dates from May 2004 to June 2006.

(c) Unsecured MTNs

- $561 million MTNs issued by the Company as part of a $700 million unsecured MTN programme established in 1999. As at 7 May 2004, the MTNs bear interest at rates ranging from 1.36% to 5.50% per annum. The MTNs are redeemable on their respective maturity dates from October 2004 to June 2010.

- Approximately $466 million MTNs issued by M&C as part of a $1 billion unsecured MTN programme established in 2002. As at 7 May 2004, the MTNs bear interest at rates ranging from 1.97% to 2.88% per annum. The MTNs are redeemable on their respective maturity dates from June 2004 to April 2009.

(d) Unsecured fixed rate bonds ("**Bonds**")

$60 million Bonds issued by a subsidiary of the Company bearing interest at the rate of 5.275% per annum. The Bonds are redeemable on 13 July 2005.

1(j) Manner in which the shares, debentures, or units of shares or debentures, as the case may be, being offered are to be distributed, giving particulars of any outstanding or proposed underwriting, including the name and address of each underwriter.

Basis of Provisional Allotment	:	The Rights Issue is made on a renounceable basis to Entitled Shareholders on the basis of two (2) Preference Shares for every five (5) Shares held by Entitled Shareholders as at the Books Closure Date, fractional entitlements to be disregarded. The Preference Shares are payable in full upon acceptance and/or application. Fractional entitlements to the Preference Shares will be disregarded in arriving at Entitled Shareholders' entitlements and will, together with the provisional allotments which are not taken up for any reason, be aggregated and used to satisfy excess applications (if any), or disposed of, or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. Entitled Shareholders will be at liberty to accept, decline or otherwise renounce or trade their provisional allotments of Preference Shares and are eligible to apply for additional Preference Shares in excess of their provisional allotments under the Rights Issue. Provisional allotments which are not taken up for any reason shall be used to satisfy excess applications or otherwise dealt with in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. DBS Bank will recommend to the Directors the basis of allotting any excess Preference Shares but the final allotment will be determined at the absolute discretion of the Directors, as they may deem fit for the benefit of the Company.
Terms and conditions	:	The allotment and issue of the Preference Shares pursuant to the Rights Issue is governed by the terms and conditions as set out in this Offer Information Statement, including Appendices C to E, the PAL, the ARE and the ARS.
Underwriting	:	The Rights Issue is not underwritten by any financial institution. However, please refer to the Irrevocable Undertaking described in Section 2(c) of this Offer Information Statement.

1(k) Profits, prospects and dividends of the issuer, together with:-

(i) the following information in respect of the issuer or, if it is the holding company of a group, the group, for each of the three (3) most recent completed financial years in the following format:-

Year ended 31 December	Profit before tax ($'000)	Profit after tax [1] ($'000)	Extraordinary items ($'000)	Gross rate of dividend (first and final) (%)
The Company				
2001	143,210	102,644	–	15
2002	110,374	89,662	–	15
2003	34,144	25,187	–	15[2]
The Group				
2001	138,886	53,771	–	15
2002	243,083	151,203	–	15
2003	213,817	152,282	–	15[2]

Notes:-

(1) After minority interests.

(2) This does not take into account the Special Cash Dividend declared and approved by Shareholders at the EGM.

(ii) Statement as to the financial and business prospects of the issuer or, if it is the holding company of a group, the group, together with any material information which will be relevant thereto, including all special business factors or risks (if any) which are unlikely to be known or anticipated by the general public and which could materially affect profits; and

Prospects of the Group's Business

Property

Sentiments have improved after the Lunar New Year in 2004 with the economy showing credible gains. Currently, GDP growth is expected to be between 3.5% and 5.5% for 2004 barring any major surprises. Reports have indicated that the unemployment situation is improving and companies are starting to recruit workers again in anticipation of better business prospects.

Many property consultants and analysts have also forecasted a recovery for the residential property market for the current year. The Group notes the strong recovery of the property market in other Asian cities particularly in Hong Kong, Bangkok, Jakarta and Kuala Lumpur. The Group is optimistic that the Singapore property market will also improve.

The Group will launch phase 2 of its Monterey Park Condominium and the remaining phases of Savannah CondoPark in the first half of the year. The Group also expects to launch the "white site" project at Marina Boulevard, of approximately 1,100 apartment units, in the middle of the year. Towards the end of the fourth quarter, the Group plans to launch the 850-unit residential project at City Square in Kitchener Road. The City Square project also comprises a separate parcel of land with about 721,000 sq ft of retail space. The property has a low book cost and should yield good profits when it is sold.

Though there are some signs of a bottoming out in the office sector, the government's impending release of the business financial centre ("**BFC**") in May 2004 remains a major cause of concern. Whilst the stated intent is to get major financial institutions and multi-national companies to locate here to boost Singapore's status as a financial hub, there is prevailing fear that the BFC will compete with and cannibalise existing offices. It needs to be emphasised that the introduction of the BFC project according to the timeline proposed, without any significant new demand for office space, may affect the early recovery for this sector.

The Group has secured Fuji Xerox to replace IBM Singapore as the new anchor tenant at the former IBM Tower and this building has now been renamed the Fuji Xerox Towers.

Hotel

M&C is undergoing a renewal of leadership with the retirement of its chief executive in March 2004. The interim management team that has been put together will provide the necessary continuity and their priority would be to bring earnings back to a healthy position as soon as possible. The experience gained during the period of the US-led war against Iraq, the outbreak of severe acute respiratory syndrome ("**SARS**") and terrorist attacks will help the team to respond swiftly and effectively to any change in market conditions.

The outlook for the hospitality industry for 2004 is positive. With its well-maintained quality assets in key locations, M&C is well-positioned to benefit from the upturn in the market.

Diversification of Earnings

Over the last few years, as a result of slower market conditions in Singapore, the Group has decided to diversify its earnings streams by identifying real estate opportunities outside Singapore. Together with US real estate funds, the Group has selectively invested in Bangkok, Seoul and Tokyo. Going forward, the Group expects to be more active in this area.

Group Prospects

The Board is confident that the Group will continue to remain profitable for FY2004.

Other Material Information – special business factors or risks (if any) which are unlikely to be known or anticipated by the general public and which could materially affect profits

The Group could be affected by a number of risks that may relate to the industries in which the Group operates as well as those that may generally arise from, inter alia, economics, business, market and political factors, including the risks set out herein. The risks described below are not intended to be exhaustive. There may be additional risks not presently known to the Group, or that the Group may currently deem immaterial, which could affect its operations. If any of the following considerations and uncertainties develops into actual events, the business, results of operations and financial condition of the Company and the Group could be materially and adversely affected.

Property Development and Investment

The performance of the Group may be adversely affected by a number of factors common to the property development and investment industry, including the following:-

- the international, regional and local economic climate, and real estate market conditions (including oversupply of or reduced demand for, residential, commercial, retail and industrial properties or space);

- the decline in property prices and fall in the capital value of investment properties which may be affected by a number of factors (including those mentioned herein), and noting that historically, property demand and prices are subject to cyclical patterns;

- changes in governmental policies (including measures that may be taken from time to time to regulate the supply of land and/or the movement in property prices);

- changes in laws and governmental regulations (including those governing land supply, zoning, usage, acquisitions and development, and fiscal policies including financing, interest rates, taxation matters or tax rates);

- the availability of, and the ability of the Group to source for, new land to replenish its land bank, with failure to secure sizeable land bank for property development possibly affecting the Group's turnover;

- competition from other property developers in the sourcing for new land bank by the Group, which may be through, *inter alia*, government tenders and auctions as well as through acquisition of land parcels from private owners and which may expose the Group to pricing risks in such land tenders, auctions and acquisitions;

- the substantial capital expenditure required for development projects and the length of time taken before projects are launched. If the construction of development projects are not kept within schedule or within budget (which could be due to, *inter alia*, delay in obtaining requisite governmental or other regulatory approvals, dispute with contractors or shortage of labour or materials), this could result in potential additional financial costs or cost overruns or may even result in liabilities such as potential claims from purchasers of the development;

- competition from other properties (including in terms of sales pricing and/or rental rates);

- the ability of the Group to identify new and suitable property investment projects that may generate reasonable investment returns;

- the decline in rental income which may be due to, *inter alia*, competitive pricing from competitors, potential increase in maintenance and operating costs and expenses and the inability to collect rent due to bankruptcy or insolvency of tenants;

- the recurrent costs incurred to periodically repair, upgrade or renovate space for rental or re-letting; and

- the losses arising out of damage to the Group's properties, where such losses may not be covered by the scope of the insurance policies maintained by the Group by reason of such losses arising from certain uninsurable risks (including risks which may be dependent on regional circumstances or restrictions), or where such losses are in excess of the amount for which the properties are insured.

Hotel Ownership and Operations

The Group's hotel operations are exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the Group's financial performance, including the following:-

- changes to the international, regional and local economic climate and market conditions (including changes to regional and local populations, changes in travel patterns and preferences, oversupply of or reduced demand for hotel rooms);

- the volatile and unstable political, economic, legal or social environments of certain countries in which the Group operates (including developments with respect to inflation, interest rates, currency fluctuations, government policies, real estate laws and regulations, taxation and expropriation);
- changes in laws and governmental regulations (including those relating to the operation of hotels, preparation and sale of food and beverages, occupational health and safety working conditions and laws and regulations governing its relationship with employees);
- competition from other international, regional and independent hotel companies, some of which may have greater name recognition and financial resources than the Group (including competition in relation to hotel room rates, convenience, services or amenities offered);
- losses arising out of damage to the Group's hotels, where such losses may not be covered by the scope of the insurance policies maintained by the Group by reason of such losses arising from certain uninsurable risks for certain hotels (including risks which may be dependent on regional circumstances or restrictions), or where such losses are in excess of the amount for which the hotels are insured;
- increases in insurance premiums charged by insurance companies following the 11 September 2001 terrorist attacks in New York, with any further increases possibly further eroding the hotel operations' profit margins; and
- an outbreak of SARS, other wide-spread epidemics or contagious diseases, terrorist attacks or threats, armed conflicts or other acts of violence or war, which may result in, *inter alia*, issuance of travel advisories warning people to defer and/or avoid travelling to certain locations in which the Group operates, as well as general reluctance of people to travel, and reduced air-flights to and from affected countries. The US-led war against Iraq, exacerbated by the outbreak of SARS and terrorist attacks and threats, had a material adverse effect on the business and profitability of the Group in the past three (3) financial years. In particular, the Group's operations in certain SARS-affected countries, including in Taiwan, Hong Kong and Singapore, were adversely affected, whereby visitor numbers and forward bookings for hotels were substantially reduced. If SARS develops in new areas or re-emerges in previously affected areas, the Group's business, results of operations and financial condition could be adversely affected.

(iii) A statement by the directors of the issuer whether, in their reasonable opinion, the working capital available to the issuer or, if the issuer is the holding company of a group, the group, is sufficient for present requirements and, if insufficient, how the additional working capital thought by the directors to be necessary, is proposed to be provided.

As at the Latest Practicable Date, the Directors confirm that, in their reasonable opinion, after taking into account the Group's present credit facilities, the net proceeds from the Rights Issue, the Group's internal sources of funds and the resources available to the Group, the working capital available to the Group is sufficient to meet the Group's present requirements.

1(l) Number of shares of the issuer owned by each substantial shareholder.

Based on information in the Register of Substantial Shareholders maintained by the Company under Section 88 of the Companies Act as at the Latest Practicable Date, the substantial Shareholders of the Company and the number of Shares in which they have an interest are as follows:-

	Direct		Deemed	
Substantial Shareholders	**No. of Shares**	**%**	**No. of Shares**	**%**
Hong Realty (Private) Limited ("**HR**")	29,170,931	3.527	27,791,598 (1)	3.360
Hong Leong Holdings Limited ("**HLH**")	135,261,343	16.352	17,770,202 (2)	2.148
HLIH	127,426,669	15.405	275,458,713 (3)	33.301
Kwek Holdings Pte Ltd ("**KH**")	–	–	402,885,382 (4)	48.706
Davos Investment Holdings Private Limited ("**Davos**")	–	–	402,885,382 (4)	48.706

Notes:-

(1) HR is deemed under Section 7 of the Companies Act to have an interest in the 27,791,598 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) HLH is deemed under Section 7 of the Companies Act to have an interest in the 17,770,202 Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLIH is deemed under Section 7 of the Companies Act to have an interest in the 275,458,713 Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 56,962,529 Shares held directly and indirectly by HR; and (ii) the 153,031,545 Shares held directly and indirectly by HLH, out of which 8,459,447 Shares have been identified as Shares in which HR is also deemed to have an interest in under note (1) above.

(4) KH and Davos are deemed under Section 7 of the Companies Act to have an interest in the 402,885,382 Shares in which HLIH has an interest, by reason of KH and Davos each being entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares in HLIH.

1(m) Information on any legal or arbitration proceedings, including those which are pending or known to be contemplated, which may have or have had in the last 12 months before the date of lodgement of the offer information statement, a material effect on the issuer's financial position or profitability.

The Millenium Hilton, New York, one of the hotels owned by M&C, closed on 11 September 2001 following the 11 September 2001 terrorist attacks in New York. It reopened from May 2003 in phases. Claims were made by CDL Hotels USA, Inc. (a subsidiary of M&C) against its insurers for, *inter alia*, property damage and business interruption, and proceeds of approximately US$56.5 million have been received.

The business interruption claim is not settled. In January 2003, the insurance company providing the insurance coverage above US$10 million underlying limit took legal action against CDL Hotels USA, Inc. to seek clarification of the period of business interruption cover. The insurer of M&C group's hotel properties in the USA contends that the hotel is covered for 12 months from the date of damage and then for six (6) months post reopening; alternatively, the insurer claims that information was withheld from it by M&C's broker which could permit it to rescind its coverage entirely, including in relation to the property damage claim. M&C has been advised by its broker that the coverage applies to the period until the reopening plus a 12-month period thereafter.

The board of M&C has taken legal advice and based on this, and its own information, considers that its interpretation of the policy is correct and that the insurer's claims are without merit. Based on the current known facts, M&C's legal counsel's view is that the board of M&C may reasonably conclude that the likelihood of the insurance company rescinding the coverage is remote. Consequently, the directors of M&C consider it unlikely that M&C will be required to repay any amounts already received from the insurer. The board of M&C will vigorously defend the action and assert M&C's own claims against the insurers and possibly third parties. The outcome of these proceedings are not expected to have any material adverse effect on the Group's financial position.

Save as disclosed above, as at the Latest Practicable Date, the Directors are not aware of any legal or arbitration proceedings to which the Company or any of its subsidiaries is a party which is pending or contemplated, the outcome of which in the opinion of the Directors may have or have had in the last 12 months before the date of lodgement of this Offer Information Statement, a material effect on the financial position or profitability of the Group taken as a whole.

1(n) Prices at which shares in, debentures of, or units of shares in or debentures of, the issuer have been issued for cash, or traded, within the 12 months immediately preceding the date of lodgement of the offer information statement; for shares which have been traded, give the price range and volume traded for each of those months; for shares or debentures which have been issued during those months, state the number of shares or debentures issued at each price; if any shares or debentures, or units of shares or debentures, have been issued for services, state the nature and value of the services and give the name and address of the person who received the shares or debentures, or units of shares or debentures.

The price range and volumes of the Shares traded on the SGX-ST over the last 12 months immediately preceding the date of lodgement of this Offer Information Statement are as follows:-

Month	High ($)	Low ($)	Volume ('million Shares)
May 2003	3.94	3.48	62.5
June 2003	4.78	4.22	87.0
July 2003	4.88	4.44	63.0
August 2003	5.35	4.60	51.9
September 2003	5.40	4.84	58.6
October 2003	6.40	5.05	79.9
November 2003	6.50	5.45	45.4
December 2003	6.20	5.85	32.8
January 2004	7.10	6.15	47.8
February 2004	6.85	6.35	34.4
March 2004	6.55	5.95	42.1
April 2004	6.40	6.10	25.0

Source: Bloomberg

The Company has not issued any Shares for cash within the last 12 months immediately preceding the date of lodgement of this Offer Information Statement. However, during the past 12 months, the Company issued an aggregate of 26,163,919 Shares, each credited as fully paid, being consideration in exchange for:-

(i) 120,409,779 TRL Shares (as defined in Section 1(b) of this Offer Information Statement) transferred by HLIH and certain of its subsidiaries, namely, HLH, HR, Hong Leong Corporation Holdings Pte Ltd, Hong Leong Enterprises Pte. Ltd., Garden Estates (Pte.) Limited, SGI Investment Holdings Pte Ltd, Gordon Properties Pte. Limited, and Welkin Investments Pte Ltd (collectively, "**Transferors**") to certain subsidiaries of the Company pursuant to the Share Transfer Agreement referred to in paragraph (i) of Section 1(o) of this Offer Information Statement; and

(ii) 81,748,544 TRL Shares acquired pursuant to the mandatory unconditional offer made by the Company for TRL Shares and from the dissenting shareholders of TRL under Section 215(3) of the Companies Act,

thereby bringing the total issued and paid-up share capital of the Company as at the date of lodgement of this Offer Information Statement to $413,592,821.50 divided into 827,185,643 Shares.

1(o) Summary of each material contract, other than a contract entered into in the ordinary course of business, to which the issuer or a subsidiary of the issuer is a party, for the period of two (2) years before the date of lodgement of the offer information statement, including the date of, parties to and general nature of the contract, and the amount of any consideration passing to or from the issuer or the subsidiary.

The dates of, parties to and general nature of all material contracts entered into by the Company, not being contracts entered into in the ordinary course of business carried on by the Group, for the period of two (2) years before the date of lodgement of this Offer Information Statement are as follows:-

(i) Share Transfer Agreement dated 25 June 2003 entered into amongst CDL and the Transferors, pursuant to which 120,409,779 TRL Shares were transferred from the Transferors to certain subsidiaries of CDL;

(ii) Irrevocable Undertaking dated 26 February 2004 given by HLIH to the Company in relation to the Rights Issue, as described in Section 2(c) of this Offer Information Statement; and

(iii) Deed poll dated 6 May 2004 executed by the Company constituting the Warrants ("**Deed Poll**") and containing, *inter alia*, provisions for the protection of the rights and interests of the holders of the Warrants. A copy of the Deed Poll is available for inspection at the office of the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, during normal business hours.

1(p) Particulars of any other material facts relating to the shares or debentures, or units of shares or debentures, as the case may be, being offered and not disclosed pursuant to the above sub-paragraphs.

Save as disclosed in this Offer Information Statement, the Directors are not aware of any other material facts relating to the Rights Issue.

1(q) Last audited consolidated balance sheet of the issuer.

Please refer to the audited balance sheets of the Company and the Group as at 31 December 2003 attached as Appendix A.

1(r) A table or statement indicating:-

(i) the consolidated net tangible asset per share of the issuer as at the date on which the last audited balance sheet was made up; and

(ii) the effect of the issue on the net tangible asset per share.

The net proceeds of the Rights Issue, after deducting expenses of approximately $1.0 million, will be approximately $329.9 million. The net proceeds are expected to be used to fund the payment of the Special Cash Dividend including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend. The Special Cash Dividend payable amounts to an aggregate of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%).

The net tangible asset ("**NTA**") per Share and the effect of the Rights Issue on the NTA per Share of the Group based on the audited consolidated balance sheet of the Group as at 31 December 2003 (assuming the Rights Issue had been completed on 31 December 2003) are as follows:-

		After the Rights Issue[1]	
	Audited as at 31 December 2003	Assuming no Warrants and Preference Shares are exercised and converted, respectively	Assuming all Warrants and Preference Shares are exercised and converted, respectively
NTA ($'000)	$4,589,342	$4,588,342 [2]	$4,583,379 [2], [3]
No. of Shares	827,185,643	827,185,643	954,903,105
NTA per Share ($)	$5.55	$5.55	$4.80

Notes:-

(1) On the assumption that the Special Cash Dividend had been paid and the Bonus Issue had been completed.

(2) After deducting issue expenses of approximately $1.0 million.

(3) After taking into consideration the payment of Additional Preference Dividend (as defined in Section 2(b)(i) of this Offer Information Statement), without taking into account any payment of Preference Dividend (as defined in Section 2(b)(i) of this Offer Information Statement).

1(s) Where a statement or report attributed to a person as an expert is included, the name, address and qualification of that expert and a statement that the expert has given and has not withdrawn his written consent to the issue of the offer information statement with the inclusion of the statement or report in the form and context in which it is included in the offer information statement.

Not applicable.

2(a) Terms and conditions of the offer.

Please refer to Sections 1(c), (e) and (j) above and 2(b)(i) below.

2(b) Where the shares or debentures, or units of shares or debentures, as the case may be, to be issued are not identical to the shares or debentures or units of shares or debentures already issued:–

(i) a statement of the rights as regards individual dividends, interest payments, capital redemption and voting, where applicable, attached to the first-mentioned shares or debentures, or units of shares or debentures, and as to the right of the company to create or issue further shares or debentures, or units of shares or debentures, to rank in priority to or *pari passu* therewith; and

A summary of the some of the terms and conditions of the Preference Shares are set out below. Please see Appendix B to this Offer Information Statement, which reproduces the terms and conditions of the Preference Shares as set out in Article 4B of the Articles.

Preference Dividend : The Preference Shares shall, subject to the terms and conditions thereof, carry the right to receive a non-cumulative preferential cash dividend ("**Preference Dividend**") for each Dividend Period (as defined below) **at such rate per annum as may be determined by the Board (or an authorised committee thereof) at its discretion, but not exceeding the fixed rate of 3.9% (net) per annum ("Maximum Dividend Rate").** The Preference Dividend at the relevant rate shall be computed based on the Issue Price for each Preference Share.

The Preference Dividend (when, as and if declared) shall be payable semi-annually in arrears on each Dividend Payment Date (as defined below).

The Preference Dividend is non-cumulative. No holder of Preference Shares shall have any claim in respect of any Preference Dividend or part thereof not due or payable pursuant to the terms of the Preference Shares (including pursuant to the provisions in the sections on "Dividends at the Board's Discretion" and "Dividend Restriction" described below). Accordingly, such amount not due or payable shall not accrue and shall not accumulate for the benefit of holders of Preference Shares or entitle holders of Preference Shares to any claim in respect thereof against the Company.

For the purposes of determining the entitlement of holders of Preference Shares to the Preference Dividend on any Dividend Payment Date, only those holders of Preference Shares whose names appear in the Register of Holders of Preference Shares or the Depository Register, as the case may be, as at such date as the Company may fix as the books closure date for the purpose of determining entitlements to the Preference Dividend, shall be entitled to the Preference Dividend.

Dividend Payment Date : The Dividend Payment Date shall be 30 June and 31 December in each year, provided always that:-

(i) the first Dividend Payment Date shall be 31 December of the calendar year in which the issue date of the Preference Shares falls;

		(ii) the last Dividend Payment Date in respect of any Preference Shares shall be the Conversion Date (as defined below) of those Preference Shares; and
		(iii) if any Dividend Payment Date would otherwise fall on a day which is not a business day, such Dividend Payment Date shall be the next following day which is a business day.
Dividend Period	:	Each successive period from (and including) a Dividend Payment Date to (but excluding) the next succeeding Dividend Payment Date is referred to as the "**Dividend Period**", provided always that (i) the first Dividend Period shall be the period from (and including) the date of issue of the Preference Shares to (but excluding) the first Dividend Payment Date; and (ii) the last Dividend Period shall be the period from (and including) the Dividend Payment Date immediately preceding the Conversion Date to (but excluding) the Conversion Date of those Preference Shares.
Dividends at the Board's Discretion	:	Any decision regarding the declaration or payment of any Preference Dividend on the Preference Shares shall be at the sole and absolute discretion of the Board (or an authorised committee thereof). Nothing in the Articles shall impose or be construed as imposing on the Board (or an authorised committee thereof) any requirement or duty to resolve to declare or pay the whole or part of the Distributable Profits (as defined below) as of the relevant Dividend Payment Date as Preference Dividend. No Preference Dividend or any part thereof shall become due or payable, or shall accrue, on any Dividend Payment Date unless the Board (or an authorised committee thereof) has declared or resolved to pay such Preference Dividend or part thereof with respect to that Dividend Payment Date. One of the conditions imposed by the SGX-ST for its in-principle approval for the listing of and quotation for, *inter alia*, the Preference Shares and the Shares into which the Preference Shares may be converted is that any decision regarding the payment of any Preference Dividend shall be made by the Audit Committee.
Dividend Restriction	:	Subject to applicable law and the following paragraph, the Company will pay the Preference Dividend on the Preference Shares out of, and to the extent of, profits of the Company available for payment of dividend ("**Distributable Profits**").

Notwithstanding that the Board (or an authorised committee thereof) may have declared or resolved to pay any Preference Dividend on any Dividend Payment Date, if the amount of such Preference Dividend so declared (if paid in full) would exceed the Distributable Profits as of the relevant Dividend Payment Date, the Company shall make partial payment of the Preference Dividend, to the extent of available Distributable Profits, to holders of Preference Shares on a *pro-rata* basis. The Company is not obliged to pay, and shall not pay, the shortfall in the amount of the Preference Dividend so declared, and such shortfall shall be deemed not to be due and payable and is not accrued.

Accrued but Unpaid Preference Dividend : If the Company fails to pay any Preference Dividend due and payable on any Dividend Payment Date in accordance with the terms of the Preference Shares and the amount of such Preference Dividend would not exceed the Distributable Profits as of the relevant Dividend Payment Date, the accrued but unpaid amount of the Preference Dividend shall be compounded annually at the prevailing prime lending rate for Singapore dollars quoted by DBS Bank, calculated on the basis of a 365-day year, and such Preference Dividend shall continue to accrue for the period from (and including) the relevant Dividend Payment Date to (but excluding) the actual payment date.

Such accrued but unpaid Preference Dividend shall be payable only out of Distributable Profits. In the event such accrued but unpaid Preference Dividend (if paid in full) would exceed the Distributable Profits for the time being, the Company shall make partial payment of such accrued Preference Dividend, to the extent of the available Distributable Profits, to holders of Preference Shares on a *pro-rata* basis. The balance amount of such accrued Preference Dividend that remains unpaid shall be compounded and shall accrue in accordance with this section on "Accrued but Unpaid Preference Dividend" until actual payment is made in full.

Dividend Stopper : If for any reason the Company does not declare or pay, in respect of any Dividend Period ("**Relevant Dividend Period**"), the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Price for the Relevant Dividend Period, the Company shall not declare or pay any dividend (whether interim or final) or other distribution in respect of, or (if permitted) effect the repurchase or redemption of, its Shares or any other shares in the capital of the Company (other than any other classes of shares which, subject to the terms of the Preference Shares, shall have been created and issued with the consent of holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) or contribute any moneys to a sinking fund for the redemption of any such shares in the capital of the Company, until such time as:-

(i) the Company has declared and paid, in respect of any two (2) consecutive Dividend Periods after the Relevant Dividend Period, the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Price for each of such two (2) consecutive Dividend Periods on the relevant Dividend Payment Dates; or

(ii) the aggregate of the amount equivalent to the Preference Dividend calculated at the Maximum Dividend Rate on the Issue Price for each of such two (2) consecutive Dividend Periods has been paid into, or irrevocably set aside in, a separately designated trust account for payment to holders of Preference Shares.

Conversion : Subject to the terms and conditions of the Preference Shares, any or all of the Preference Shares are convertible into fully-paid Shares **at the sole option of the Company** at the Conversion Ratio (as defined below) at any time during the Conversion Period (as defined below). **The Preference Shares are not convertible into Shares at the option of holders of Preference Shares.** The Preference Shares are perpetual securities and there will be no mandatory conversion of the Preference Shares upon the expiry of a specified time period. The Preference Shares are structured such that, *inter alia,* they are convertible at the sole option of the Company and the Preference Dividend is non-cumulative and subject to declaration by the Board (or an authorised committee thereof), to facilitate the treatment of the Preference Shares as equity instruments in the books of the Company.

One of the conditions imposed by the SGX-ST for its in-principle approval for the listing of and quotation for, *inter alia*, the Preference Shares and the Shares into which the Preference Shares may be converted is that any decision regarding the conversion of the Preference Shares shall be made by the Audit Committee.

The Company's right to convert the Preference Shares into Shares shall be exercised by the Company issuing to holders of Preference Shares, a notice in accordance with the terms of the Preference Shares, setting out, *inter alia*, the proposed date ("**Conversion Date**") during the Conversion Period on which the Preference Shares are to be converted into Shares. The Company will also make an announcement of any exercise of its rights of conversion of the Preference Shares.

Upon conversion, the Preference Shares to be converted will become Shares and from the Conversion Date, the rights attached to the relevant Preference Shares are altered, and the relevant Preference Shares will cease to have any preference or priority as set out in this Section 2(b)(i), and the Shares into which the relevant Preference Shares are converted shall rank *pari passu* in all respects with the Shares then in issue save for any dividends, rights, allotments or other distributions the record date for which is before the Conversion Date.

Conversion Period : The period during which the Preference Shares may be converted (at the sole option of the Company) into fully paid Shares, being at any time on or after the second (2nd) anniversary of the date of issue of the Preference Shares but excluding such period(s) during which the Register of Holders of Preference Shares and/or the Register of Members of the Company may be closed in accordance with the Articles.

Conversion Ratio : Conversion of the Preference Shares shall be at the Conversion Ratio of 0.136 Share for every $0.05 in nominal value of the Preference Share, subject to adjustments under certain circumstances set out in the terms of the Preference Shares. For the purpose of illustration, a holder of 1,000 Preference Shares would, on conversion, be entitled to 136 Shares. For the purpose of conversion, fractions of a Share into which the Preference Shares are converted are to be disregarded. For the avoidance of doubt, no adjustments will be made to the Conversion Ratio pursuant to the exercise of any Bonus Warrants. The Conversion Ratio was determined based on a conversion price of approximately $7.35 per Share, representing a premium of approximately 10% over the volume weighted average closing price of the Shares on the SGX-ST for the five (5) consecutive trading days immediately preceding the Announcement Date of $6.68 per Share, and a premium of approximately 17% over the closing price of $6.30 per Share as at the Latest Practicable Date.

Shareholders should note that conversion of the Preference Shares at the Conversion Ratio may result in holders of Preference Shares holding odd lots of Shares into which the Preference Shares are converted and, in the case of partial conversion only, odd lots of Preference Shares that remain unconverted after such partial conversion. The market for trading of such odd lots of Shares and/or Preference Shares may be illiquid.

Additional Preference Dividend : In the event the Company exercises its right of conversion, subject to the terms of the Preference Shares, the Company shall pay to holders of Preference Shares:-

(i) a one-off preferential cash dividend, at the fixed rate of 64% (net) of the Issue Price for each Preference Share ("**Additional Preference Dividend**"); and

(ii) any Preference Dividend accrued up to (but excluding) the Conversion Date (including any Preference Dividend accrued in accordance with the section "Accrued but Unpaid Preference Dividend" above), but unpaid as at the Conversion Date.

The Additional Preference Dividend shall be paid only out of Distributable Profits. The Company shall not be entitled to exercise its rights to convert the Preference Shares (whether in whole or in part) unless it has sufficient Distributable Profits to pay in full the Additional Preference Dividend in respect of the Preference Shares to be converted.

Ranking	:	On allotment and issue, the Preference Shares will rank:- (i) *pari passu* without any preference or priority among themselves; and (ii) in priority over the Shares and any other classes of shares in the capital of the Company (other than any classes of shares which, subject to the terms of the Preference Shares, shall have been created and issued with the consent of holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) in respect of (a) payment of the Preference Dividend and the Additional Preference Dividend; and (b) in the event of a winding-up of or return of capital (except in the case of a buy-back of Shares pursuant to applicable law and the requirements of the SGX-ST) by the Company, payment of any Preference Dividend that has accrued to holders of Preference Shares and is unpaid, the Additional Preference Dividend (whether or not then due) as well as the amount paid up on the Preference Shares (including the premium paid thereon). The Company may not issue shares which rank, in terms of payment of dividend and return of capital, in priority to the Preference Shares without the consent of holders of Preference Shares. Save as set out in this Section 2(b)(i) and in the terms of the Preference Shares, holders of Preference Shares shall have no further rights to participate in the profits or assets of the Company.
Share Buy-Back	:	Nothing in the terms of the Preference Shares shall prevent or restrict the buy-back by the Company of any classes of shares in its issued share capital (including the Preference Shares) pursuant to applicable law and the requirements of the SGX-ST. In addition, no approval or consent of holders of Preference Shares shall be required for such buy-back of any classes of shares and there shall be no adjustments to the Conversion Ratio by reason of such buy-back of any classes of shares (including the Preference Shares).
Voting Rights	:	Holders of Preference Shares shall have no voting rights, except under certain circumstances provided for in the Companies Act as set out in the terms of the Preference Shares.
Listing	:	The SGX-ST has granted in-principle approval for the listing of and quotation for the Preference Shares and the Shares into which the Preference Shares may be converted on the SGX-ST (subject to certain conditions, including those described above in this Section 2(b)(i)). The in-principle approval of the SGX-ST is not to be taken as an indication of the merits of the Rights Issue, the Preference Shares or the Shares into which the Preference Shares may be converted.

Form and Tradeable Lot	:	The Preference Shares will be issued in registered form and the Company will maintain a register thereof. The Preference Shares will, subject to there being a sufficient spread of holdings for the Preference Shares to provide an orderly market in the Preference Shares, be listed and quoted on the SGX-ST under the book-entry (scripless) settlement system. Each board lot of Preference Shares will consist of 1,000 Preference Shares.

2(b) (ii) a summary of the consent necessary for the creation of such rights.

The Company had sought the approval of Shareholders for, *inter alia*:-

(i) the Rights Issue and the creation and issue of the Preference Shares;

(ii) the increase in the authorised share capital of the Company from $2,000,000,000 divided into 4,000,000,000 Shares to $2,050,000,000 divided into 4,000,000,000 Shares and 1,000,000,000 Preference Shares by the creation of 1,000,000,000 Preference Shares; and

(iii) the amendments to the Memorandum of Association and the Articles of the Company in conjunction with the Rights Issue:-

(aa) to reflect the increase in the authorised share capital of the Company;

(bb) to provide for the rights, benefits and privileges of holders of the Preference Shares; and

(cc) to facilitate the capitalisation of, *inter alia*, the reserve accounts (including the share premium account) of the Company in connection with any conversion of the Preference Shares into fully-paid Shares and/or any adjustments that may be made to the Conversion Ratio in accordance with the terms and conditions of the Preference Shares.

The approval of Shareholders for the above was granted pursuant to resolutions passed during the EGM.

2(c) Particulars of any undertaking from substantial shareholders of the company to subscribe for their entitlements.

The Directors consider HLIH to be the immediate and ultimate holding company of CDL. HLIH is a company incorporated in Singapore and owned by certain members of the Kwek family and companies controlled by them.

Based on information in the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, HLIH and certain of its subsidiaries (collectively, "**Existing Major Shareholders**") hold 401,520,148 Shares representing approximately 48.5% of the issued share capital of CDL. HLIH has furnished the Company with the Irrevocable Undertaking, pursuant to which HLIH has undertaken to, in accordance with the terms and conditions of this Offer Information Statement:-

(a) subscribe or procure subscriptions, and/or apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue; and

(b) pay and/or procure payment for all Preference Shares in respect of which HLIH has given the irrevocable undertaking referred to in paragraph (a) above.

HLIH is entitled to procure subscriptions and/or applications (including applications for excess rights) by parties which may include companies within the HLIH Group whether or not they are Existing Major Shareholders. Payment in respect of any excess applications, to the extent permitted by the SGX-ST, CDP or any relevant regulatory authority, is to be made in accordance with the Company's instructions to be issued within five (5) business days after the close of the Rights Issue.

The Irrevocable Undertaking does not prohibit the Existing Major Shareholders from disposing of their Shares or, in respect of all or any of their provisional allotments, from disposing or renouncing them to any party (including other companies in the HLIH Group) or allowing them to lapse. Notwithstanding the foregoing, HLIH will remain obliged to subscribe or procure subscriptions, and/or to apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue in accordance with the Irrevocable Undertaking, as described above. All applications for excess rights made or procured by HLIH will only be accepted by the Company to the extent that there are unsubscribed Preference Shares available after all other excess applications have been fully satisfied.

In the event that the Existing Major Shareholders allow their provisional allotments to lapse and/or dispose or renounce all of them to parties outside the HLIH Group, and the Rights Issue is fully subscribed by other Shareholders and/or their renouncees, no Preference Shares would be issued to the HLIH Group pursuant to the Irrevocable Undertaking. In the event that none of the Preference Shares are subscribed by Shareholders or their renouncees, the maximum 330,874,257 Preference Shares would be issued in full pursuant to the Irrevocable Undertaking to parties which may include companies within the HLIH Group, whether or not they are Existing Major Shareholders. Should disposal of the Existing Major Shareholders' provisional allotments take place, there may be a large amount of provisional allotments available in the market during the "nil-paid" rights trading period. Companies within the HLIH Group (including companies other than the Existing Major Shareholders) may purchase provisional allotments from the market during the "nil-paid" rights trading period.

The obligations of HLIH under the Irrevocable Undertaking are conditional upon the following terms having been fully satisfied:-

(a) the approval of Shareholders in general meeting being obtained for each of the Special Cash Dividend, the Bonus Issue and the Rights Issue (collectively, "**Transactions**") and, having been obtained, not withdrawn or revoked;

(b) the lodgement of this Offer Information Statement and the relevant application forms for the Preference Shares by the Company with the MAS and such other regulatory authorities in Singapore as may be necessary, on or before the date of this Offer Information Statement;

(c) the approval in-principle having been granted by the SGX-ST (and such approval not having been withdrawn or revoked) for the listing of and quotation for the Preference Shares, the Shares into which the Preference Shares may be converted, the Warrants and the new Shares to be issued upon the exercise of the Warrants on the SGX-ST and, if such approval is granted subject to conditions, such conditions being acceptable to the Company and where such conditions are applicable to or relate to HLIH, being acceptable also to HLIH; and

(d) at any time up to but excluding the date of the EGM (or any adjournment thereof):-

  (i) there being no change in, or in the interpretation or application of, or introduction of, any legislation, regulation, policy, directive or guideline (whether or not having the force of law) by the MAS, the SGX-ST, the Securities Industry Council of Singapore or any other governmental body in Singapore; and

  (ii) there being no change in monetary, political, financial or economic conditions in Singapore or internationally,

as would, in each case, in the opinion of HLIH (reasonably held and exercised in good faith) (aa) materially and adversely affect or is likely to materially and adversely affect the Transactions; or (bb) materially and adversely affect or is likely to materially and adversely affect the business or prospects of the Group taken as a whole.

In respect of (i) the condition in paragraph (a) above, Shareholders' approval had been obtained for the Transactions during the EGM; (ii) the condition in paragraph (b) above, this Offer Information Statement has been lodged with the MAS; (iii) the condition in paragraph (c) above, approval in-principle had been granted by the SGX-ST (subject to conditions); and (iv) the condition in paragraph (d) above, it can only be invoked at any time up to but excluding the date of the EGM (which had passed) and has not been so invoked, and can no longer be invoked now.

Under the Irrevocable Undertaking, HLIH has given certain representations, warranties and undertakings to the Company as to, *inter alia*, its due incorporation and the validity and enforceability of its obligations thereunder. Any claims that the Company may have against HLIH in respect of breach of any such representations, warranties and undertakings are subject to the Company having notified HLIH of such claims and having commenced proceedings in respect thereof within the time limits specified in the Irrevocable Undertaking.

2(d) Particulars of any provision for termination of the underwriting agreement.

Not applicable as the Rights Issue is not underwritten by any financial institution. However, please refer to Section 2(c) of this Offer Information Statement on the Irrevocable Undertaking furnished by HLIH.

2(e) If the rights issue will not be underwritten, the reason for not underwriting the issue.

As noted in Section 2(c) above, pursuant to the Irrevocable Undertaking, HLIH has undertaken to subscribe or procure subscriptions, and/or apply or procure applications (including applications for excess rights), in respect of such number of Preference Shares that remain unsubscribed by Shareholders or their renouncees under the Rights Issue. In view of the Irrevocable Undertaking, the Rights Issue is not underwritten by any financial institution.

3. Provide a review of the working capital for the last three (3) financial years and the latest half year, if applicable.

The working capital of the Group for the last three (3) financial years is as follows:-

	As at 31 December		
($'000)	**2001**	**2002**	**2003**
Total current assets	3,829,366	3,527,686	3,515,874
Total current liabilities	(1,944,506)	(1,613,475)	(1,519,343)
Working Capital	1,884,860	1,914,211	1,996,531

The Group has positive working capital for the last three (3) financial years ended 31 December 2003.

The Group's working capital increased from $1.88 billion as at 31 December 2001 to $1.91 billion as at 31 December 2002. The increase was due mainly to decrease in borrowings of $211.3 million arising from the redemption of $250 million bonds which matured in 2002, and a decrease in development properties of $158.7 million.

The Group's working capital increased by $82.3 million to $2.00 billion as at 31 December 2003, mainly attributable to the repayment of borrowings and lower provision for taxation made during the year.

4. Financial Effects of the Rights Issue

For illustration purposes only, certain proforma financial effects of the Rights Issue[(1)], based on the audited consolidated financial statements of the Group as at 31 December 2003, are set out below. The financial effects on share capital and gearing assume that the Rights Issue[(1)] had been completed on 31 December 2003.

(a) Share Capital

Authorised share capital	Number of Shares	Number of Preference Shares	Total
As at 31 December 2003	4,000,000,000	–	$2,000,000,000
After the increase in the authorised share capital of the Company and the creation of the Preference Shares in conjunction with the Rights Issue	4,000,000,000	1,000,000,000	$2,050,000,000

Issued and paid-up share capital	Number of Shares	Number of Preference Shares	Total
As at 31 December 2003	827,185,643	–	$413,592,821.50
After the Rights Issue[(1)], assuming no Warrants and Preference Shares are exercised and converted, respectively	827,185,643	330,874,257	$430,136,534.35
After the Rights Issue[(1)], assuming all Warrants and Preference Shares are exercised and converted, respectively	954,903,105	–	$477,451,552.50

Note:-

(1) Assuming that the Special Cash Dividend had been paid and the Bonus Issue had been completed.

(b) EPS

The net proceeds of the Rights Issue are expected to be used to fund the payment of the Special Cash Dividend, including interest payable on any temporary financing that may be obtained by the Company to pay the Special Cash Dividend. Hence, the effect of the Rights Issue on the earnings of the Group is expected to be not material.

Nevertheless, depending on the future earnings of the Group, the enlarged issued share capital of the Company resulting from any conversion of the Preference Shares may have a dilutive effect on EPS in respect of the future earnings of the Group.

(c) Gearing

		After the Rights Issue [1]	
	Audited as at 31 December 2003	Assuming no Warrants and Preference Shares are exercised and converted, respectively	Assuming all Warrants and Preference Shares are exercised and converted, respectively
Net borrowings ($'000)	$4,285,790	$4,286,790[2]	$4,291,753[2],[3]
Shareholders' funds ($'000)	$4,603,008	$4,602,008	$4,597,045
Gearing (times)[4]	0.93	0.93	0.93

Notes:-

(1) Assuming that the Special Cash Dividend had been paid and the Bonus Issue had been completed.

(2) After deducting issue expenses of approximately $1.0 million.

(3) After taking into consideration the payment of Additional Preference Dividend (as defined in Section 2(b)(i) of this Offer Information Statement), without taking into account any payment of Preference Dividend (as defined in Section 2(b)(i) of this Offer Information Statement).

(4) "Gearing" is computed based on the ratio of net borrowings to shareholders' funds. "Net borrowings" refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents. "Shareholders' funds" refers to the aggregate amount of issued and paid-up share capital and reserves.

5. Directors' Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this Offer Information Statement) have reviewed and approved the issue of this Offer Information Statement, and have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Information Statement are fair and accurate in all material respects and that no material facts have been omitted from this Offer Information Statement which would make any statement in this Offer Information Statement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where information contained in this Offer Information Statement has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this Offer Information Statement.

6. Manager's Responsibility Statement

DBS Bank, as the Financial Adviser for the Rights Issue, confirms that to the best of its knowledge and belief, based on the information furnished to it by the Company, this Offer Information Statement constitutes full and true disclosure of all material facts about the Rights Issue, the Company and its subsidiaries, and that it is not aware of any material facts the omission of which would make any statement herein misleading in any material aspect.

APPENDIX A: AUDITED BALANCE SHEETS OF THE COMPANY AND THE GROUP AS AT 31 DECEMBER 2003

	The Group $'000	The Company $'000
Non-current assets		
Property, plant and equipment	9,145,659	664,638
Investments in subsidiaries	–	2,204,934
Investments in associated companies	1,383	–
Investments in jointly controlled entities	246,029	68,495
Financial assets	25,432	15,546
Deferred financial charges	13,368	397
Intangible assets	298	–
Other non-current assets	111,010	60,714
	9,543,179	3,014,724
Current assets		
Development properties	2,237,893	1,861,622
Consumable stocks	13,159	1,159
Financial assets	30,158	–
Trade and other receivables	663,264	687,134
Cash and cash equivalents	571,400	255,477
	3,515,874	2,805,392
Less:		
Current liabilities		
Bank overdrafts	4,511	–
Trade and other payables	686,434	848,628
Bank loans	44,865	44,082
Current portion of long-term liabilities	367,906	125,000
Bonds and notes - repayable within 12 months	321,075	120,000
Employee benefits	11,861	1,112
Provision for taxation	76,308	15,081
Provisions	6,383	–
	1,519,343	1,153,903
Net current assets	1,996,531	1,651,489
Less:		
Non-current liabilities		
Interest-bearing loans and other liabilities	4,142,603	1,069,975
Employee benefits	16,125	–
Provisions	10,839	–
Deferred tax liabilities	698,120	24,177
	4,867,687	1,094,152
Less:		
Minority interests	2,069,015	–
Net assets	**4,603,008**	**3,572,061**
Capital and Reserves		
Share Capital	413,593	413,593
Reserves	4,189,415	3,158,468
	4,603,008	**3,572,061**

APPENDIX B: TERMS AND CONDITIONS OF THE PREFERENCE SHARES

The terms and conditions of the Preference Shares, which are set out in Article 4B of the Company's Articles, are reproduced below:-

4B(1) The Company may issue non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company ("**Preference Shares**") at such issue price as the Directors may determine, which shall carry the following rights, benefits and privileges and be subject to the following restrictions:-

(a) **As regards income**. The Holders of Preference Shares shall be entitled to be paid out of the Distributable Profits a non-cumulative Preference Dividend upon and subject to the following terms and conditions:-

(i) Preference Dividend: Subject to the provisions of this Article 4B, the Preference Shares shall confer on the Holders of Preference Shares the right (after satisfaction of the rights to any dividend or distribution of holders of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares), in priority to the rights to any dividend or distribution of the holders of Ordinary Shares or any other classes of shares in the Company, to a non-cumulative Preference Dividend.

(ii) Dividend Payment Date: Subject to the provisions of this Article 4B, the Preference Dividend shall be payable semi-annually in arrears on each Dividend Payment Date when, as and if, declared by the Board (or an authorised committee thereof). No Holders of Preference Shares shall have any claim in respect of any Preference Dividend or part thereof not due or payable pursuant to this Article 4B(1) (including Articles 4B(1)(a)(iv) and (v)). Accordingly, such amount not due or payable shall not accrue and shall not accumulate for the benefit of the Holders of Preference Shares or entitle the Holders of Preference Shares to any claim in respect thereof against the Company.

(iii) Maximum Dividend Rate: Subject to the provisions of this Article 4B, each Preference Share in issue shall entitle the holder thereof to receive, in respect of each Dividend Period, the Preference Dividend calculated at such rate per annum as may be determined by the Board (or an authorised committee thereof) in its sole and absolute discretion, but not exceeding the Maximum Dividend Rate, of the Issue Amount on the basis of the actual number of days comprised in the relevant Dividend Period divided by 365.

(iv) Preference Dividend at Board's Discretion: Without prejudice to Article 4B(1)(a)(iii), any decision regarding the declaration or payment of any Preference Dividend on the Preference Shares in respect of any Dividend Period shall be at the sole and absolute discretion of the Board (or an authorised committee thereof). Nothing in this Article 4B shall impose or be construed as imposing on the Board (or an authorised committee thereof) any requirement or duty to resolve to declare or pay, in respect of any Dividend Period, the whole or part of the Distributable Profits as of the relevant Dividend Payment Date as Preference Dividend. Without prejudice to any other provisions herein, no Preference Dividend or any part thereof shall become due or payable, or shall accrue, on any Dividend Payment Date unless the Board (or an authorised committee thereof) has declared or resolved to pay such Preference Dividend or part thereof with respect to that Dividend Payment Date.

(v) Dividend Restriction:

(aa) The Preference Dividend shall be declared and paid only out of Distributable Profits.

(bb) Notwithstanding that the Board (or an authorised committee thereof) may have declared or resolved to pay any Preference Dividend on any Dividend Payment Date, if the amount of such Preference Dividend so declared (if paid in full) would exceed the Distributable Profits as of the relevant Dividend Payment Date, the Company shall make partial payment of the Preference Dividend, to the extent of available Distributable Profits, to the Holders of Preference Shares on a *pro-rata* basis. The Company is not obliged to pay, and shall not pay, the shortfall in the amount of the Preference Dividend so declared, and such shortfall shall be deemed not to be due and payable and is not accrued under this Article 4B.

(vi) Accrued but Unpaid Preference Dividend: Notwithstanding any other provision in these Articles, if the Company fails to pay any Preference Dividend due and payable on any Dividend Payment Date in accordance with this Article 4B and the amount of such Preference Dividend would not exceed the Distributable Profits as of the relevant Dividend Payment Date, the accrued but unpaid amount of the Preference Dividend shall be compounded annually at the Relevant Rate calculated on the basis of a 365-day year and shall continue to accrue for the period from (and including) the relevant Dividend Payment Date to (but excluding) the actual payment date. For the avoidance of doubt, the Preference Dividend accrued in accordance with this Article 4B(1)(a)(vi) shall be payable by the Company notwithstanding that the date of actual payment may extend beyond the Conversion Date. Such accrued but unpaid Preference Dividend shall be payable only out of Distributable Profits. In the event that such accrued but unpaid Preference Dividend (if paid in full) would exceed the Distributable Profits for the time being, the Company shall make partial payment of such accrued Preference Dividend, to the extent of available Distributable Profits, to the Holders of Preference Shares on a *pro-rata* basis. The balance amount of such accrued but unpaid Preference Dividend shall be compounded and shall accrue in accordance with this Article 4B(1)(a)(vi) until actual payment is made in full.

(vii) Dividend Stopper: If for any reason the Company does not declare or pay, in respect of any Dividend Period ("**Relevant Dividend Period**"), the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Amount for the Relevant Dividend Period, the Company shall not declare or pay any dividend (whether interim or final) or other distribution in respect of, or (if permitted) effect the repurchase or redemption of, its Ordinary Shares or any other shares in the capital of the Company (other than any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) or contribute any monies to a sinking fund for the redemption of any such shares in the capital of the Company, until such time as:-

(aa) the Company has declared and paid, in respect of any two (2) consecutive Dividend Periods after the Relevant Dividend Period, the Preference Dividend of an amount calculated at the Maximum Dividend Rate on the Issue Amount for each of such two (2) consecutive Dividend Periods on the relevant Dividend Payment Dates; or

(bb) the aggregate of the amount equivalent to the Preference Dividend calculated at the Maximum Dividend Rate on the Issue Amount for each of such two (2) consecutive Dividend Periods has been paid into, or irrevocably set aside in, a separately designated trust account for payment to the Holders of Preference Shares.

(b) **As regards capital.**

(i) Liquidation or Return of Capital: Subject to Article 4B(1)(b)(ii), the Holders of Preference Shares (other than any Holders of Preference Shares who have duly exercised the right of election mentioned in Article 4B(1)(l)(xi)(aa)) shall, in a liquidation or dissolution of, or on a return of capital (except in the case of the buy-back of any classes of shares pursuant to applicable law and the requirements of the SGX-ST) by, the Company, be entitled (after any distribution or payment to be made in favour of holders of other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares), in priority to any distribution or payment to be made in favour of the holders of Ordinary Shares and any other classes of shares in the Company, to be paid the following sums in the order set out below:-

(aa) all amounts accrued and unpaid in respect of the Preference Dividend (including any Preference Dividend compounded and accrued pursuant to Article 4B(1)(a)(vi)) and an amount equivalent to the Additional Preference Dividend; and

(bb) the Issue Amount.

The Holders of Preference Shares who have duly exercised the right of election mentioned in Article 4B(1)(l)(xi)(aa) shall be entitled to the sums mentioned in that sub-Article.

(ii) The provisions of Article 4B(1)(b)(i) shall not apply in the event of a liquidation or dissolution of the Company to which Article 4B(1)(k) applies, and substitution securities shall in fact have been issued in substitution and replacement of the Preference Shares subject to and in accordance with Article 4B(1)(k).

(c) **As regards default in payment or partial payment.** Without prejudice to Article 4B(1)(a)(iv) or (v), if by reason of any applicable law, the Company is unable to make payment of any amount due and payable in respect of the Preference Shares (whether in respect of the Preference Dividend or otherwise) in accordance with the provisions of this Article 4B, then the Company shall from time to time (up to the maximum amount and extent permitted by law, on the earliest date on which such payments may lawfully be made) make payments on account of the amount so owing to all Holders of Preference Shares on a *pro-rata* basis until such amount has been paid in full.

(d) **As regards surplus profits and assets.** The Holders of Preference Shares shall have no right to participate in the profits or assets of the Company beyond the rights conferred under this Article 4B.

(e) **As regards voting.** The Holders of Preference Shares:-

(i) shall be entitled to receive copies of the reports and accounts (including the balance sheet and profit and loss account), circulars and notices of general meetings, being the same as those which the holders of Ordinary Shares are entitled to receive, but shall not be entitled to attend or vote at any General Meeting other than under the circumstances set out in Article 4B(1)(e)(iii) below;

(ii) shall be entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares; and

(iii) notwithstanding Article 4B(1)(e)(i) above, shall be entitled to attend (in person or by proxy) any General Meeting of the Company and to be counted for the purpose of a quorum at such General Meeting and each Holder of Preference Shares shall have, on a show of hands, one (1) vote and on a poll thereat, one (1) vote in respect of each Preference Share held if (but only if):-

(aa) the Preference Dividend (or any part thereof) due and payable and accrued in accordance with this Article 4B is in arrears and has remained unpaid for at least six (6) months, in which event the right of the Holders of Preference Shares under this Article 4B(1)(e)(iii) shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full by the Company;

(bb) the resolution in question varies the rights attached to the Preference Shares; or

(cc) the resolution in question is for the winding up of the Company.

The provisions of these Articles relating to votes of members shall (subject to and except to the extent inconsistent with this Article 4B) apply *mutatis mutandis* to votes of the Holders of Preference Shares at any General Meeting.

(f) **As regards meetings.** The provisions of these Articles relating to General Meetings, notice of and proceedings at General Meetings and votes of members shall (subject to and except to the extent inconsistent with this Article 4B) apply *mutatis mutandis* to any separate class meeting of the Holders of Preference Shares.

(g) **As regards further issue of shares.** The issue by the Company of shares which rank in terms of payment of dividend and return of capital in priority to the Preference Shares shall be deemed to constitute a variation or abrogation of the rights attached to the Preference Shares for the purposes of Article 4B(5). The issue by the Company of shares which, in terms of payment of dividend and return of capital, rank *pari passu* with or junior to the Preference Shares shall not constitute such a variation or abrogation and, accordingly, notwithstanding any other provisions of the Articles of the Company, the Company shall be entitled to create, issue and allot such shares without consent of the Holders of Preference Shares.

(h) **As regards share premium account.** The Company shall not (except in relation to or in connection with (i) the conversion of the Preference Shares or adjustment to the Conversion Ratio pursuant to the terms herein; or (ii) the conversion or redemption of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which will or may have the effect of reducing the amount in the share premium account to below the amount of the aggregate Issue Premium paid in respect of the Preference Shares.

(i) **As regards Distributable Profits.** The Company shall not (except for the purposes of (i) paying the Preference Dividend and, if applicable, the Additional Preference Dividend; (ii) satisfying or providing for any liability (contingent or otherwise) of the Company or any of its subsidiaries or associated companies; or (iii) paying any dividend or distribution on any other classes of shares which, subject to and in accordance with Article 4B(5), shall have

been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) take any step which may have the effect of reducing the Distributable Profits to below an amount equivalent to the aggregate of:-

(aa) if the Board (or an authorised committee thereof) shall have declared a Preference Dividend in respect of any Dividend Period, the amount of the Preference Dividend so declared; and

(bb) if the Company has exercised its right of conversion pursuant to and in accordance with Article 4B(1)(l), the amount of the Additional Preference Dividend in respect of the Preference Shares to be converted.

(j) **As regards transfers, registration, register and replacement.** The Preference Shares will be in registered form and the Company shall maintain a register thereof. The provisions of these Articles relating to the registration, transfer, transmission, certificates and replacement thereof applicable to Ordinary Shares shall apply *mutatis mutandis* to the Preference Shares.

(k) **As regards substitution securities.** In the event of a liquidation or dissolution of the Company pursuant to reconstruction, amalgamation, reorganisation, merger or consolidation, the resultant corporate entity responsible for the liabilities of the Company with respect to the Preference Shares shall issue such securities in substitution and replacement of the Preference Shares and on such terms as shall be approved by the Holders of Preference Shares in accordance with Article 4B(5), unless the terms of such securities in substitution are no less favourable than the terms of the Preference Shares in which case the approval by the Holders of Preference Shares shall not be required. As a condition to any such winding-up or dissolution, the Company shall procure that the resultant corporate entity shall (in favour of the Holders of Preference Shares) undertake to comply with the provisions of this Article 4B.

(l) **As regards conversion.** The Company shall be entitled, at its sole discretion, to convert all or any part of the Preference Shares into fully-paid Ordinary Shares at the relevant Conversion Ratio upon and subject to the following terms and conditions:-

(i) The right to convert shall be exercisable by the Company at any time and from time to time during the Conversion Period, subject to and in accordance with the provisions of this Article 4B(1)(l).

(ii) Notwithstanding anything herein, the Company shall not be entitled to exercise its right to convert the Preference Shares (whether in the case of full or partial conversion) unless it has sufficient Distributable Profits to pay the Additional Preference Dividend in respect of the Preference Shares to be converted.

(iii) In the case of partial conversion, the Company shall effect conversion of the Preference Shares only in integral multiples of 100,000 Preference Shares or such other number of Preference Shares as the Directors may determine. Any such partial conversion shall be effected on a *pro-rata* basis amongst all the Holders of Preference Shares or in such other manner as the Directors may, in their discretion, deem fit.

(iv) To exercise the right to convert, the Company shall, not later than thirty (30) days prior to the relevant Conversion Date, send to the Holders of Preference Shares a notice in such form as the Company may determine ("**Conversion Notice**") specifying, *inter alia*: (aa) the date and time which the Directors have fixed as the books closure date (which date shall not be less than five (5) days from the relevant

Conversion Date) for the purpose of determining the Holders of Preference Shares whose Preference Shares are to be converted (whether in the case of full or partial conversion); (bb) the relevant Conversion Date; and (cc) in the case of partial conversion, the basis on which such partial conversion is to take place. In the giving of any such Conversion Notice, the Company shall comply with the requirements (if any) of CDP under the terms and conditions for the operation of the Securities Account with CDP. The Preference Shares to be converted ("**Relevant Preference Shares**") shall cease to be tradable or transferable with effect from the date falling two (2) market days prior to the relevant books closure date so fixed by the Directors (or such other date as the Directors may otherwise determine). Without prejudice to the foregoing, the Company shall, not later than thirty (30) days prior to the relevant Conversion Date, make an announcement of any exercise of its right of conversion under this Article 4B.

(v) Upon conversion, the Relevant Preference Shares shall become Ordinary Shares and, from the relevant Conversion Date, the rights attached to the Relevant Preference Shares are altered and the Relevant Preference Shares shall cease to have any preference or priority as set out in this Article 4B and the Ordinary Shares into which the Relevant Preference Shares are converted shall rank *pari passu* in all respects with the Ordinary Shares then in issue (save for any dividends, rights, allotments or other distributions the record date for which is before the relevant Conversion Date). Such conversion does not result in, nor require, the cancellation of the Relevant Preference Shares or an issue of new Ordinary Shares.

(vi) Conversion of the Relevant Preference Shares on any Conversion Date shall be effected in such manner as the Directors shall determine, subject to these Articles and as the Act or other applicable laws and regulations may allow (including without limitation by capitalising the amount standing to the credit of any reserve accounts (including the share premium account) of the Company), to the extent permitted by law and as may be required to ensure that the Ordinary Shares into which the Relevant Preference Shares are converted will be fully paid).

(vii) If there shall be fractions of Ordinary Shares into which the Relevant Preference Shares are converted (however converted), the holders of the Relevant Preference Shares shall not be entitled to such fractions of Ordinary Shares, which shall be disregarded.

(viii) Conversion of the Relevant Preference Shares into fully paid Ordinary Shares (however converted) shall be effected as follows:-

(aa) where the Relevant Preference Shares are registered in the name of CDP:-

(1) share certificates relating to the Ordinary Shares into which such Relevant Preference Shares are converted shall be registered in the name of, and delivered by the Company to, CDP for the credit of the Securities Accounts of the holder of the Relevant Preference Shares on the Conversion Date or such later date as the Company and/or CDP may find practicable;

(2) the number of Preference Shares represented by the relevant share certificate(s) registered in the name of CDP shall be deemed to have been substituted for all purposes by the number of Preference Shares that remain unconverted (if any); and

(bb) where the Relevant Preference Shares are registered in the name of the holder thereof:-

(1) the Company shall forward to such holder share certificate(s) in respect of the requisite number of Ordinary Shares registered in his name within ten (10) Business Days of the relevant Conversion Date or such later date as the Company may find practicable; and

(2) the holder of the Relevant Preference Shares shall forthwith forward to the Company the share certificate(s) in respect of the Relevant Preference Shares, in exchange for which the Company shall deliver the balancing certificate(s) (if any) for any Preference Shares which remain unconverted to the holder of the Relevant Preference Shares.

For the avoidance of doubt:-

(A) the Relevant Preference Shares shall be (and shall be deemed to be) converted in accordance with this Article 4B notwithstanding that the share certificate(s) in respect thereof may not have been delivered to and received by the Company; and

(B) the number of Preference Shares stated in the relevant share certificate(s) registered in the name of the holder thereof shall be deemed to have been substituted for all purposes by the number of Preference Shares that remained unconverted (if any).

Any certificates to be despatched by the Company pursuant to this sub-Article (whether to the holder of the Relevant Preference Shares or CDP) shall be sent by ordinary post at the risk of the holder of the Relevant Preference Shares. If the Relevant Preference Shares constitute part only of a holding of Preference Shares of a Holder of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one (1) Ordinary Share at the Conversion Ratio then applicable, then all the Preference Shares in that holding shall be converted.

(ix) So long as the Ordinary Shares of the Company in issue are listed on the SGX-ST, the Company shall use all reasonable endeavours to procure that all the Ordinary Shares into which the Preference Shares are converted are admitted for listing on the SGX-ST at the earliest practicable date following conversion.

(x) In respect of each Relevant Preference Share to be converted into Ordinary Shares on the relevant Conversion Date subject to and in accordance with the provisions of this Article 4B(1)(l), the Company shall pay to the holders of the Relevant Preference Shares on the Conversion Date or such later date as the Company may find practicable:-

(aa) the Additional Preference Dividend in respect of the Relevant Preference Shares (after satisfaction of the rights to any dividend or distribution of holders of any other classes of shares which, subject to and in accordance with Article 4B(5), shall have been created and issued with the consent of the Holders of Preference Shares or rank in terms of payment of dividend and return of capital in priority to the Preference Shares) in priority to the rights to any dividend or distribution of holders of Ordinary Shares or any other classes of shares in the Company; and

(bb) any Preference Dividend (including any Preference Dividend compounded and accrued pursuant to Article 4B(1)(a)(vi)) accrued on or before the Conversion Date but unpaid as at the Conversion Date.

For the avoidance of doubt, the Additional Preference Dividend shall be paid only out of Distributable Profits and, in accordance with Article 4B(1)(l)(ii), the Company shall not be entitled to exercise its right to convert the Preference Shares (whether in whole or in part) unless it has sufficient Distributable Profits to pay in full the Additional Preference Dividend in respect of the Preference Shares to be converted.

(xi) So long as any Preference Shares remain capable of being converted into Ordinary Shares, then save with such consent, approval or sanction on the part of the Holders of Preference Shares as is required for a variation of the rights attached to such Preference Shares under Article 4B(5):-

(aa) If the Company is placed in liquidation, the Company shall give notice thereof in writing to all Holders of Preference Shares and each Holder of Preference Shares shall, in respect of all or any of his Preference Shares be entitled, within forty-two (42) days after the date of the resolution for winding-up the Company or (as the case may be) after the date of the order of the Court for such winding-up, by notice in writing to the Company, to elect to be treated as if the Company had exercised its rights of conversion in respect thereof prior to the commencement of such winding-up and as if the Conversion Date for such conversion had been the date immediately preceding the date of such commencement, and in that event he shall be entitled to be paid in satisfaction of the amount due in respect of such of his Preference Shares as are to be treated as if converted a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the Ordinary Shares to which he would have become entitled by virtue of such conversion, fractions being disregarded for this purpose (and in respect of his entitlement to receive such sum he shall rank *pari passu* with the holders of the Ordinary Shares) and he shall not be entitled to be paid the Additional Preference Dividend or any accrued Preference Dividend whether or not such Preference Dividend has become due and payable. At the expiration of the said period of forty-two (42) days, any outstanding Preference Shares shall cease to be capable of conversion or of being treated as if converted.

(bb) Subject to the provisions of this Article 4B, no resolution of the holders of Ordinary Shares shall be passed for the reduction of the share capital of the Company or any uncalled liability thereon involving a return of capital or the amount (if any) for the time being standing to the credit of its share premium account or capital redemption reserve in any manner involving a return of capital.

(cc) No resolution of the holders of Ordinary Shares shall be passed for the consolidation or sub-division of all or any of the Ordinary Shares or whereby the rights attached to the Ordinary Shares shall be modified, varied or abrogated unless an adjustment is or will be effected in accordance with Article 4B(1)(m).

(dd) Without prejudice to Article 4B(1)(l)(vi), the Company shall not make any issue, offer or distribution or take any action the effect thereof would be that, on the conversion of any Preference Shares, the Ordinary Shares into which such Preference Shares are converted will be paid-up or credited as paid-up to an amount below the par value of Ordinary Shares.

(ee) The Company shall not take any action which would result in an adjustment of the Conversion Ratio if, after giving effect thereto, the number of Ordinary Shares into which the Preference Shares will be converted would be increased to such an extent that could not be legally effected.

(m) **As regards adjustments**. The Directors may, in their absolute discretion and after consultation with a reputable bank or merchant bank, adjust the Conversion Ratio in accordance with the provisions of this Article 4B(1)(m) or to give effect to the spirit and intent of this Article 4B(1)(m) if they consider it appropriate to do so. Without prejudice to the generality of the foregoing, any adjustments to be made pursuant to this Article 4B(1)(m) shall be subject to the Act and other applicable laws and the provisions of Article 4B(1)(l).

(i) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to the holders of Ordinary Shares, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be increased *pro-rata* and such increase shall become effective as at the record date for such issue. No adjustments shall be made in the event of the issue of Ordinary Shares (by way of capitalisation of profits or reserves) in lieu of cash dividends or in connection with a conversion of the Preference Shares into Ordinary Shares.

(ii) If, whilst any Preference Share remains capable of being converted into Ordinary Shares, there shall be an alteration to the nominal value of Ordinary Shares as a result of a consolidation or sub-division, the number of Ordinary Shares into which the Preference Shares are to be converted on any subsequent conversion of the Preference Shares may be reduced or increased accordingly, and such reduction or increase shall become effective immediately after the alteration takes effect.

(iii) If and whenever the Company shall make any Capital Distribution to holders of Ordinary Shares, then the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be adjusted by multiplying such number of Ordinary Shares by the following fraction:-

$$\frac{A}{A - B}$$

where:-

A is the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date on which the Capital Distribution is publicly announced; and

B is the fair market value (expressed in cents) on the day of such announcement, as determined in good faith by a reputable bank or merchant bank (acting as an expert and not as an arbitrator) selected by the Directors of the portion of the Capital Distribution attributable to one (1) Ordinary Share.

Such adjustment shall become effective as at the record date for the relevant Capital Distribution. The provisions of this Article 4B(1)(m)(iii) shall not apply to any offer which falls within Article 4B(1)(m)(iv).

(iv) If and whenever the Company shall offer to holders of Ordinary Shares as a class new Ordinary Shares by way of rights at a price which is less than the Current Market Price per Ordinary Share (as defined in Article 4B(2)) at the date of the announcement of the terms of the offer, then (except where the Conversion Ratio falls to be adjusted under Article 4B(1)(m)(i) or (iii)) the number of Ordinary Shares into which every $0.05 nominal amount of Preference Shares (and so in proportion to any other nominal amount of the Preference Shares) is to be subsequently converted may be increased by a number equal to:-

$$\frac{X \times Z}{Y + Z}$$

where:-

X is the number (rounded down to the nearest one share) of the new Ordinary Shares which would have been offered to a holder of $0.05 nominal amount of Preference Shares had the Company's right of conversion in respect of such Preference Shares been exercisable and exercised in full immediately before the record date for such offer at the Conversion Ratio then applicable;

Y is the price (expressed in cents) payable for each such new Ordinary Share under the terms of the offer; and

Z is the average (rounded down to the nearest $0.01) of the last transacted price(s) (expressed in cents) of the nil-paid rights in respect of one (1) Ordinary Share, during the first five (5) Business Days on which such nil-paid rights are traded on the SGX-ST.

Such adjustment shall become effective as at the record date for the offer.

(v) Notwithstanding the preceding provisions of this Article 4B(1)(m), in any circumstances where the Directors consider that any adjustments to the Conversion Ratio contemplated under this Article 4B(1)(m) should be calculated on a different basis or date or should take effect on a different date from that provided for in this Article 4B(1)(m) or is otherwise inappropriate or that an adjustment should be made to the Conversion Ratio notwithstanding that no such adjustment is contemplated under this Article 4B(1)(m), the Company may appoint a reputable bank or merchant bank to consider whether for any reason whatsoever the adjustment (whether or not contemplated under this Article 4B(1)(m)) is appropriate or inappropriate, as the case may be, and if such bank or merchant bank shall consider the adjustment or the absence of an adjustment to be appropriate or inappropriate, as the case may be, the adjustment shall be modified or not made or an adjustment made instead of no adjustment in such manner as shall be considered by such bank or merchant bank to be in its opinion appropriate.

(vi) If the Directors, after consultation with a reputable bank or merchant bank, determine that it is appropriate to make an adjustment to the Conversion Ratio pursuant to the provisions of this Article 4B(1)(m), the auditors for the time being of the Company shall report the extent to which an adjustment to the Conversion Ratio falls to be made and the Company shall notify the Holders of Preference Shares and set forth brief particulars of the event or events giving rise to such adjustment, the Conversion Ratio in effect prior to such adjustment, the adjusted Conversion Ratio and the effective date thereof and shall make available for their inspection (at such place as shall be specified in such notice) a copy of the said report of the auditors

and, where any determination of a reputable bank or merchant bank shall have been made pursuant to Article 4B(1)(m), a copy of such determination. In the absence of manifest error, the adjustment to the Conversion Ratio as specified in such notice shall be conclusive and binding on all concerned.

(vii) Notwithstanding any other provisions in this Article 4B(1)(m), the Directors shall have the discretion to determine if the Holders of Preference Shares shall be entitled (without having to convert the Preference Shares into Ordinary Shares) to participate in each issue, offer or invitation of Ordinary Shares or other securities which are offered for cash subscription or purchase on a *pro-rata* basis to all holders of Ordinary Shares as if the Preference Shares had been converted to Ordinary Shares on the day prior to the books closure date in respect of that issue. If the Directors shall determine that the Holders of Preference Shares shall be entitled to participate in such issue as aforesaid, no adjustment which would otherwise have to be made under this Article 4B(1)(m) shall be made.

(n) **As regards prescription.** Any Holder of Preference Shares who has failed to claim dividends, distributions or other property or rights within six (6) years of their having been made available to him will not thereafter be able to claim such dividends, distributions or other property or rights which shall be forfeited and shall revert to the Company. The Company shall retain such dividends, distributions or other property or rights but shall not at any time be a trustee in respect of any dividends, distributions or other property or rights nor be accountable for any income or other benefits derived therefrom.

(o) **As regards payment.** The Preference Dividend (or the relevant part thereof) and, if applicable, the Additional Preference Dividend shall be paid by Singapore Dollar cheque drawn on a bank in Singapore (or other modes of payment as the Directors may, in their absolute discretion, deem fit) made payable to the Holders of Preference Shares as appear in the Register of Holders of Preference Shares or the Depository Register, as the case may be, at such date as the Company may fix as the books closure date for the purpose of determining entitlements to the Preference Dividend or the Additional Preference Dividend, as at the case may be, and sent on or about the relevant Dividend Payment Date or, in relation to the payment of the Additional Preference Dividend, the Conversion Date to their respective addresses appearing in the Register of Holders of Preference Shares or the Depository Register (as the case may be), and if tax is deducted or withheld, together with the relevant tax vouchers provided that where CDP is registered as the holder of any Preference Share, the Company's obligations in respect of the Preference Dividend or the Additional Preference Dividend shall be discharged if the Preference Dividend or the Additional Preference Dividend is made or paid to CDP (for payment by CDP to the person(s) entitled thereto in accordance with the terms and conditions for operation of Securities Accounts with CDP) or to such persons and in proportions as CDP may direct.

(p) **As regards net amount of Dividend.** For the avoidance of doubt:-

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references to any amount of Preference Dividend and Additional Preference Dividend payable by the Company shall be construed as references to net amounts, exclusive of Tax Credits (as defined below); and

(ii) the Company is under no obligation (whether during or after the Transition Period):-

(aa) to pay, or make available to any Holders of Preference Shares, any Tax Credits in respect of any Preference Dividend or Additional Preference Dividend or otherwise to compensate any Holders of Preference Shares for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Holders of Preference Shares when the Company distributes taxed income as dividends or other monies payable on or in respect of a Preference Share.

"**Transition Period**" means the 5-year transition period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44A of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

4B(2) In this Article 4B, the following expressions shall, unless the context otherwise requires, have the following meanings:-

"**Additional Preference Dividend**" means, in relation to each Relevant Preference Share, a one-off preferential cash dividend at the fixed rate of 64% (net) of the Issue Amount for such Relevant Preference Share payable on conversion of such Relevant Preference Share, or at such other rate and computed on such other basis as the Directors may prescribe in respect of a new issue of preference shares;

"**Business Day**" means any day (other than a Saturday or Sunday) on which commercial banks and the CDP are open for business in Singapore and the SGX-ST is open for trading of securities;

"**Capital Distribution**" means any dividend out of, or other distribution of, capital profits (whether realised or not) or capital reserves of the Company, or of profits or reserves arising after the date of the first issue of the Preference Shares from the distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, provided that, in so far as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the auditors for the time being of the Company as to the extent to which any part of any profit or reserve should be regarded of a capital nature;

"**Conversion Agent**" means the share registrars of the Company for the time being or such other conversion agent in respect of the Preference Shares as may from time to time be appointed by the Company;

"**Conversion Date**" means, in relation to any Preference Share, the relevant Business Day during the Conversion Period specified by the Company on which the Preference Shares are to be converted into Ordinary Shares subject to and in accordance with the provisions of this Article 4B;

"**Conversion Notice**" has the meaning ascribed to it in Article 4B(1)(I)(iv);

"**Conversion Period**" means the period during which the Preference Shares may be converted into Ordinary Shares subject to and in accordance with the provisions of this Article 4B, being at any time on or after the second (2nd) anniversary of the Issue Date, but excluding such period(s) during which the Register of Holders of Preference Shares and/or the Register of Members may be closed in accordance with these Articles, or such other period as may be prescribed by the Directors for a new issue of Preference Shares;

"**Conversion Ratio**" means the conversion ratio of 0.136 Ordinary Share of $0.50 each for every $0.05 in nominal value of Preference Share to be converted (subject to adjustment in certain circumstances in accordance with Article 4B(1)(m)), or such other ratio as may be prescribed by the Directors for a new issue of preference shares;

"**Current Market Price per Ordinary Share**" at a particular date means the average (rounded down to the nearest $0.01) of the last transacted prices of one (1) Ordinary Share (expressed in cents) on the SGX-ST for the five (5) consecutive Business Days (on which such Ordinary Shares are traded on the SGX-ST) ending on the Business Day immediately preceding such date;

"**Distributable Profits**" means, in relation to a Dividend Payment Date, the amount of profit available to the Company for distribution as a dividend in compliance with Section 403 of the Act by reference to the then most recent Financial Statements;

"**Dividend Payment Date**" means the date on which the Preference Dividend will be payable on the Preference Shares subject to and in accordance with this Article 4B, being 30 June and 31 December in each year, **provided always that**:-

(a) the first Dividend Payment Date shall be 31 December of the calendar year in which the Issue Date falls;

(b) the last Dividend Payment Date shall be the Conversion Date; and

(c) if any Dividend Payment Date would otherwise fall on a day which is not a Business Day, such Dividend Payment Date shall be the next following day which is a Business Day,

or such other dates as may be prescribed by the Directors for a new issue of preference shares.

"**Dividend Period**" means each successive period from (and including) a Dividend Payment Date to (but excluding) the next succeeding Dividend Payment Date **provided always that**:-

(a) the first Dividend Period shall be the period from (and including) the Issue Date to (but excluding) the first Dividend Payment Date; and

(b) the last Dividend Period shall be the period from (and including) the Dividend Payment Date immediately preceding the Conversion Date to (but excluding) the Conversion Date.

"**Financial Statements**" includes:-

(a) the annual audited profit and loss accounts and balance sheet of the Company; and

(b) the unaudited profit and loss accounts and balance sheet of the Company prepared in respect of each of the first three quarters of the financial year of the Company, or such other period(s) as may be required by the SGX-ST.

"**Holders of Preference Shares**" means the registered holders of the Preference Shares, except that where the registered holder is CDP, the term "**Holders of Preference Shares**" shall, in relation to such Preference Shares, mean the Depositors whose Securities Accounts are credited with the Preference Shares, and "**Holder of Preference Shares**" means any one of them;

"**Issue Amount**" means, in relation to a Preference Share, the aggregate of the par value of the Preference Shares and the Issue Premium paid-up or credited as paid-up thereon, but excluding any Preference Dividend or the Additional Preference Dividend payable thereon;

"**Issue Date**" means the date on which the Preference Shares are allotted or such other date as the Directors may determine;

"**Issue Premium**" means the difference between the Issue Amount and the par value of each Preference Share as may be prescribed by the Directors;

"**Maximum Dividend Rate**" means, in relation to each Preference Share, the fixed rate at 3.9% (net) per annum calculated on the basis of the actual number of days comprised in the relevant period divided by 365, or such other amount as the Directors may prescribe in respect of a new issue of preference shares;

"**Ordinary Shares**" means ordinary shares of par value $0.50 each in the capital of the Company;

"**Preference Dividend**" means, in relation to each Preference Share, a non-cumulative net dividend (when, as and if, declared by the Board (or an authorised committee thereof)) payable on the Preference Share on each Dividend Payment Date, subject to and in accordance with this Article 4B;

"**Relevant Preference Shares**" has the meaning ascribed to it in Article 4B(1)(l)(iv);

"**Relevant Rate**" means the prevailing prime lending rate for Singapore dollars quoted by DBS Bank Ltd (or if such rate is not available for any reason, the prevailing prime lending rate for Singapore dollars quoted by such other licensed bank in Singapore as may be selected by the Directors), or such other rate as the Directors may prescribe in respect of a new issue of preference shares; and

"**SGX-ST**" means the Singapore Exchange Securities Trading Limited.

4B(3) The Register of the Holders of Preference Shares may at the discretion of the Company be closed: (a) during such periods when the Register of Members and/or the Register of Transfers of the Company is/are closed or deemed to be closed; (b) during such period to determine the entitlement to the Preference Dividend; or (c) during such other periods as the Company may determine.

4B(4) If the Preference Dividend is not paid (or is not paid in full) on its due date by reason of Article 4B(1)(a)(v)(bb), the Company will procure that the auditors shall, on or before the day falling sixty (60) days after the relevant Dividend Payment Date, certify to the Board the Distributable Profits or the lack or insufficiency of any Distributable Profits with respect to that Dividend Payment Date and shall make such certificate available for inspection on request by any Holder of Preference Shares. In the event that such certification is not obtained, then without prejudice to the rights of the Holders of Preference Shares, the Holders of Preference Shares may by ordinary resolution passed at a meeting of those present and voting, appoint a reputable accounting firm to so certify at the expense of the Company, and the Company shall provide such assistance as such firm may require in connection therewith.

4B(5) Any consent, approval or sanction of the Holders of Preference Shares required under this Article 4B and/or any variation or abrogation of the rights of the Holders of Preference Shares as set out in this Article 4B shall require a special resolution of the Holders of Preference Shares present and voting in a separate class meeting of the Holders of Preference Shares **provided always that** where the necessary majority for such special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths (¾th) of the Preference Shares within two (2) months of the meeting shall be valid and effectual as a special resolution carried at the meeting.

Notwithstanding the foregoing and without prejudice to Article 4B(1)(g), no such consent, approval or sanction shall be required:-

(a) if the variation is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity provided that the change does not reduce the amounts payable to the Holders of Preference Shares, impose any material obligation on the Holders of Preference Shares or materially adversely affect their voting rights; or

(b) for the purchase or cancellation of the Preference Shares in accordance with these Articles.

4B(6) In the event of any conflict or inconsistency between the provisions of these Articles 4B(1) to 4B(7) and the other provisions of these Articles, then (in favour of the Holders of Preference Shares) the provisions of these Articles 4B(1) to 4B(7) shall prevail.

4B(7) Notwithstanding anything in this Article 4B:-

(a) nothing in this Article 4B shall prevent or restrict the buy-back of any classes of shares pursuant to applicable law and the requirements of the SGX-ST;

(b) no approval or consent of the Holders of Preference Shares shall be required for such buy-back of any classes of shares; and

(c) there shall be no adjustments to the Conversion Ratio by reason of such buy-back of any classes of shares.

APPENDIX C: PROCEDURES FOR ACCEPTANCE, PAYMENT AND EXCESS APPLICATION BY ENTITLED DEPOSITORS

Entitled Depositors are entitled to receive this Offer Information Statement and the ARE which form part of this Offer Information Statement.

The provisional allotment of Preference Shares is governed by the terms and conditions of this Offer Information Statement and the enclosed ARE. The number of Preference Shares provisionally allotted to each Entitled Depositor is indicated in the ARE (fractional entitlements to a Preference Share, if any, having been disregarded). The Securities Accounts of Entitled Depositors have been credited by CDP with the number of Preference Shares provisionally allotted to them as indicated in the ARE. Entitled Depositors may accept their provisional allotments of Preference Shares in whole or in part. Full instructions for the acceptance of and payment for the provisional allotments of Preference Shares are set out in this Offer Information Statement and the ARE.

Approval has been obtained from the CPF Board for those of its members participating in its investment scheme (collectively, "**IS Shareholders**") to use, subject to applicable CPF rules and regulations, monies standing to the credit of their respective CPF Investment Accounts ("**CPF Funds**") to pay for Preference Shares. IS Shareholders who wish to accept the provisional allotment of Preference Shares and (if applicable) apply for excess Preference Shares using CPF Funds will need to instruct the respective approved banks, where such IS Shareholders hold their CPF Investment Accounts, to subscribe for Preference Shares on their behalf in accordance with this Offer Information Statement. CPF Funds may not, however, be used for the purchase of the provisional allotments of Preference Shares directly from the market.

If an Entitled Depositor wishes to accept his provisional allotment of Preference Shares specified in the ARE, in full or in part, and (if applicable) apply for excess Preference Shares in addition to the Preference Shares provisionally allotted to him, he may do so by completing the relevant portions of the ARE or by way of an Electronic Application. An Entitled Depositor should ensure that the ARE is accurately and correctly completed, failing which the acceptance of his provisional allotment of Preference Shares and (if applicable) application for excess Preference Shares may be rejected.

Entitled Depositors may accept their provisional allotments of Preference Shares and (if applicable) apply for excess Preference Shares either through an ATC, CDP or by way of Electronic Application through an ATM of a Participating Bank.

Unless expressly provided to the contrary in this Offer Information Statement, the ARE or ARS with respect to enforcement against Entitled Depositors or their renouncees, a person who is not a party to any contracts made pursuant to this Offer Information Statement, the ARE or ARS has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

(i) Acceptance/Application through an ATC

To accept the provisional allotment of Preference Shares specified in the ARE and (if applicable) apply for excess Preference Shares through an ATC, the duly completed ARE must be submitted by the relevant Entitled Depositor personally to an ATC at the time of acceptance and (if applicable) excess application. All application forms for Preference Shares must, in any event, be submitted not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company). **NO CASHIER'S ORDER OR BANKER'S DRAFT IS REQUIRED IF THE ENTITLED DEPOSITOR IS ACCEPTING HIS PROVISIONAL ALLOTMENT OF PREFERENCE SHARES AND (IF APPLICABLE) APPLYING FOR EXCESS PREFERENCE SHARES THROUGH AN ATC.** The Entitled Depositor must have an ATM card issued in his own name by one of the NETS member banks or their subsidiaries (collectively, "**NETS Banks**" and, individually, a "**NETS Bank**"). The full amount payable for the relevant number of Preference Shares accepted and (if applicable) the excess Preference Shares

applied for will be deducted from the Entitled Depositor's account maintained with his NETS Bank. An Entitled Depositor submitting his acceptance for Preference Shares and (if applicable) application for excess Preference Shares should note that the aggregate amount deducted from the Entitled Depositor's account with a particular NETS Bank may not exceed $100,000 for each day. Additional application forms (accompanied by this Offer Information Statement) are available from CDP and any stock broking firm which is a member company of the SGX-ST in Singapore.

By accepting his provisional allotment of Preference Shares and (if applicable) applying for excess Preference Shares through an ATC, an Entitled Depositor irrevocably and unconditionally agrees that he consents to CDP, the SGX-ST, the ATC, the Company, the Share Registrar, DBS Bank, the relevant NETS Bank, the Participating Banks and all persons to whom Section 47(2) of the Banking Act, Chapter 19 of Singapore, applies, giving, divulging or revealing, in any manner howsoever, his name, National Registration Identity Card ("**NRIC**")/passport number (for individuals) or registration number (for corporations), CDP Securities Account number, address, the number of Shares standing to the credit of his Securities Account with CDP, the number of Preference Shares accepted and (if applicable) the number of excess Preference Shares applied for and any other relevant information whatsoever to the CDP, the SGX-ST, the ATC, the Company, the Share Registrar, DBS Bank, the relevant NETS Bank, the Participating Banks and any other relevant parties.

Each of the Entitled Depositors also irrevocably agrees and acknowledges that the submission of his acceptance and (if applicable) excess application and payment for the Preference Shares, if effected through an ATC, is subject to risks of electrical, electronic, technical and computer-related faults and breakdown, fires, acts of God, mistakes, losses, theft (in each case whether or not within the control of CDP, the ATC, the NETS Banks, the Company and/or DBS Bank) and other events beyond the control of CDP, the ATC, the NETs Banks, the Company and/or DBS Bank and if, in any such event, CDP, the Company or DBS Bank does not record or receive the same from the ATC by the last day and time for acceptance, excess application and payment or data relating to the application or the tape containing such data is lost, corrupted, destroyed or not otherwise accessible whether wholly or partially for whatever reason, the Entitled Depositor shall be deemed not to have accepted the Preference Shares and (if applicable) applied for excess Preference Shares and he shall have no claim whatsoever against CDP, the Company and/or DBS Bank in relation to any purported acceptance of the Preference Shares and (if applicable) excess application thereof, or for any compensation, loss or damages in connection therewith or in relation thereto.

(ii) Acceptance/Application through CDP

To accept the provisional allotment of Preference Shares and (if applicable) apply for excess Preference Shares through CDP, the duly completed ARE must be accompanied by a **SINGLE REMITTANCE** for the full amount payable for the relevant number of Preference Shares accepted and (if applicable) excess Preference Shares applied for, and submitted by hand to **THE CENTRAL DEPOSITORY (PTE) LIMITED at 4 SHENTON WAY, #02-01 SGX CENTRE 2, SINGAPORE 068807** or by post in the self-addressed envelope provided, at the Entitled Depositor's own risk, to **THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147** so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

The payment must be made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to **"THE CENTRAL DEPOSITORY (PTE) LIMITED – CDL RIGHTS ISSUE ACCOUNT"** and crossed **"NOT NEGOTIABLE, A/C PAYEE ONLY"** with the name and Securities Account number of the Entitled Depositor clearly written on the reverse side.

NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF PAYMENT (INCLUDING THE USE OF A POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.

(iii) Acceptance/Application by way of Electronic Application through an ATM of a Participating Bank

Instructions for Electronic Applications through ATMs to accept the Preference Shares provisionally allotted and (if applicable) to apply for excess Preference Shares will appear on the ATM screens of the respective Participating Banks. Please refer to Appendix D to this Offer Information Statement for additional terms and conditions for Electronic Applications through an ATM of a Participating Bank.

An Entitled Depositor may choose to accept his provisional allotment of Preference Shares specified in the ARE in full or in part. An Entitled Depositor who wishes to accept part of his provisional allotment of Preference Shares and trade the balance of his provisional allotment of Preference Shares on the SGX-ST should:-

(a) complete the ARE for the number of Preference Shares provisionally allotted which he wishes to accept and submit the ARE together with payment in the prescribed manner as described above to an ATC or CDP; or

(b) accept and subscribe for that part of his provisional allotment of Preference Shares by way of an Electronic Application in the prescribed manner as described above.

The balance of his provisional allotment of Preference Shares may be sold as soon as dealings therein commence on the SGX-ST.

Entitled Depositors who wish to trade all or part of their provisional allotments of Preference Shares on the SGX-ST during the provisional allotment trading period should note that the provisional allotment of Preference Shares will be tradeable in board lots, each board lot comprising a provisional allotment of 1,000 Preference Shares, or any other board lot size which the SGX-ST may require. Such Entitled Depositors may start trading in their provisional allotments of Preference Shares as soon as dealings therein commence on the SGX-ST. Entitled Depositors who wish to trade in lot sizes other than mentioned above may do so in the Unit Share Market during the provisional allotment trading period.

The ARE need not be forwarded to the purchasers of the provisional allotments of Preference Shares ("**Purchasers**") as arrangements will be made by CDP for a separate ARS to be issued to the Purchasers. Purchasers should note that CDP will, on behalf of the Company, send the ARS accompanied by this Offer Information Statement, by ordinary post and at the Purchasers' own risk, to their respective Singapore addresses as recorded with CDP. Purchasers should ensure that the ARS is accurately and correctly completed, failing which the acceptance of the provisional allotments of Preference Shares may be rejected.

This Offer Information Statement and its accompanying documents will not be despatched to Purchasers whose registered addresses with CDP are not in Singapore ("**Foreign Purchasers**"). Foreign Purchasers who wish to accept the provisional allotments of Preference Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore. Purchasers who do not receive the ARS accompanied by this Offer Information Statement may obtain the same from CDP or any stock broking firm which is a member company of the SGX-ST in Singapore during the period up to the close of the Rights Issue at **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

APPENDIX C: PROCEDURES FOR ACCEPTANCE, PAYMENT AND EXCESS APPLICATION BY ENTITLED DEPOSITORS

Purchasers should inform their finance companies or Depository Agents if their purchase of such provisional allotments of Preference Shares are settled through these intermediaries. In such instances, if the Purchasers wish to accept the Preference Shares represented by the provisional allotments purchased, they will need to go through these intermediaries, who will then accept the provisional allotments of Preference Shares on their behalf.

As an illustration, if an Entitled Depositor has 1,000 Shares in his Securities Account as at the Books Closure Date, the Entitled Depositor will be provisionally allotted 400 Preference Shares in his Securities Account, as set out in his ARE, and the Entitled Depositor's alternative courses of action, and the necessary procedures to be taken under each course of action, are summarised below:-

Alternatives	**Procedures to be taken**
(a) Accept his entire provisional allotment of Preference Shares and (if applicable) apply for excess Preference Shares	(i) **By way of Electronic Application.** Accept his entire provisional allotment of Preference Shares and (if applicable) apply for excess Preference Shares by way of Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or (ii) **Through an ATC or CDP.** Complete and sign the ARE in accordance with the instructions contained therein for the full provisional allotment of Preference Shares accepted and (if applicable) the number of excess Preference Shares applied for and:- (1) submit the ARE personally to an ATC and make payment for $400 (or, if applicable, such higher amount in respect of the total number of Preference Shares accepted and excess Preference Shares applied for) through NETS not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or (2) forward the ARE together with a single remittance for $400 (or, if applicable, such higher amount in respect of the total number of Preference Shares accepted and excess Preference Shares applied for) by way of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to "**THE CENTRAL DEPOSITORY (PTE) LIMITED – CDL RIGHTS ISSUE ACCOUNT**" and crossed "**NOT NEGOTIABLE, A/C PAYEE ONLY**" by hand to **THE CENTRAL DEPOSITORY (PTE) LIMITED at 4 SHENTON WAY #02-01, SGX CENTRE 2, SINGAPORE 068807** or by post, at his own risk, in the self-addressed envelope provided to **THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147**

so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company) and with the name and Securities Account number of the Entitled Depositor written on the reverse side. **NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER MODE OF PAYMENT (INCLUDING THE USE OF A POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.**

(b) Accept a portion of his provisional allotment of Preference Shares, for example, accept his entitlement to 100 provisionally allotted Preference Shares and reject the balance

(i) **By way of Electronic Application**. Accept the provisional allotment of 100 Preference Shares by way of Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(ii) **Through an ATC or CDP**. Complete and sign the ARE in accordance with the instructions contained therein for acceptance of the provisional allotment of 100 Preference Shares and:-

(1) submit the ARE personally to an ATC and make payment for $100 through NETS not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(2) forward the ARE together with a single remittance for $100 in the prescribed manner described in alternative (a)(ii)(2) above to CDP by hand or by post to the addresses set out in alternative (a)(ii)(2) above so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

The balance of the provisional allotment of 300 Preference Shares which are not accepted by the Entitled Depositor will automatically lapse and cease to be available for acceptance by that Entitled Depositor if an acceptance is not made through an ATM of a Participating Bank by **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company) or if an acceptance is not made through an ATC or CDP by **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

(c) Accept a portion of his provisional allotment of Preference Shares, for example, his entitlement to 100 provisionally allotted Preference Shares and trade the balance on the SGX-ST

(i) **By way of Electronic Application**. Accept the provisional allotment of 100 Preference Shares by way of Electronic Application through an ATM of a Participating Bank as described herein not later than **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(ii) **Through an ATC or CDP**. Complete and sign the ARE in accordance with the instructions contained therein for acceptance of the provisional allotment of 100 Preference Shares and:-

(1) submit the ARE personally to an ATC and make payment for $100 through NETS not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(2) forward the ARE together with a single remittance for $100 in the prescribed manner described in alternative (a)(ii)(2) above to CDP by hand or by post to the addresses set out in alternative (a)(ii)(2) above so as to arrive not later **than 4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

The balance of the provisional allotment of 300 Preference Shares may be traded on the SGX-ST during the provisional allotment trading period.

During the provisional allotment trading period, Entitled Depositors should note that the provisional allotment of Preference Shares will be tradeable in board lots, each board lot comprising provisional allotments of 1,000 Preference Shares or any other board lot size which the SGX-ST may require. Entitled Depositors who wish to trade in lot sizes other than mentioned above may do so in the Unit Share Market during the provisional allotment trading period.

If acceptance and payment for Preference Shares in the prescribed manner as set out in this Offer Information Statement and the ARE or ARS (as the case may be) is not received through an ATC or CDP by **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company) or through an ATM of a Participating Bank by **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company) from any Entitled Depositor or Purchaser, the Preference Shares provisionally allotted to that Entitled Depositor or Purchaser shall be deemed to have been declined and shall forthwith lapse and become void. Such provisional allotments of Preference Shares not so accepted by Entitled Depositors or Purchasers will be used to satisfy excess applications (if any) or otherwise dealt with in such manner as the Directors may in their absolute discretion, deem fit for the benefit of the Company. **If any Entitled Depositor or Purchaser is in any doubt as to the action he should take, he should consult his stockbroker, bank manager, accountant, solicitor or other professional adviser immediately.**

APPENDIX C: PROCEDURES FOR ACCEPTANCE, PAYMENT AND EXCESS APPLICATION BY ENTITLED DEPOSITORS

The excess Preference Shares (if any) are available for application subject to the terms and conditions contained in this Offer Information Statement, the ARE and (if applicable) the Memorandum of Association of the Company and the Articles. Applications for excess Preference Shares will, at the Directors' absolute discretion, be satisfied from such Preference Shares that are not validly taken up by Entitled Depositors, the original allottees or their respective renouncees or the Purchasers of the provisional allotments of Preference Shares, together with those from the aggregate fractional entitlements, the unsold "nil-paid" provisional allotments of Preference Shares (if any) of Foreign Shareholders and any Preference Shares that are otherwise not allotted for whatever reason in accordance with the terms and conditions contained in this Offer Information Statement and the ARE. In the event that applications are received by the Company for more excess Preference Shares than are available, the excess Preference Shares available will be allotted in such manner as the Directors may, in their absolute discretion, deem fit for the benefit of the Company. CDP takes no responsibility for any decisions that the Directors may make. The Company reserves the right to refuse any application for excess Preference Shares in whole or in part, without giving any reason whatsoever therefor.

If no excess Preference Shares are allotted or if the number of excess Preference Shares allotted is less than that applied for, the amount paid on application or the surplus application monies, as the case may be, will be refunded by CDP, on behalf of the Company, to such Entitled Depositors, without interest or any share of revenue or other benefit arising therefrom within 14 days after the Closing Date, by crediting their accounts with the relevant NETS Banks (if they apply through the ATC) at their own risk or their accounts with the relevant Participating Banks (if they apply by way of an Electronic Application) at their own risk, the receipt by such bank being a good discharge to CDP, the Company and DBS Bank for their obligations, if any, thereunder, or by means of a crossed cheque drawn on a bank in Singapore and sent to them at their mailing addresses in Singapore BY ORDINARY POST (if they apply through CDP) at their own risk.

THE FINAL TIME AND DATE FOR ACCEPTANCES AND (IF APPLICABLE) EXCESS APPLICATIONS AND PAYMENT FOR THE PREFERENCE SHARES IS:-

(A) 9.30 P.M. ON 28 MAY 2004 (OR SUCH OTHER TIME(S) AND/OR DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE COMPANY) IF AN ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT FOR THE PREFERENCE SHARES IS MADE THROUGH AN ATM OF A PARTICIPATING BANK; OR

(B) 4.45 P.M. ON 28 MAY 2004 (OR SUCH OTHER TIME(S) AND/OR DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE COMPANY) IF AN ACCEPTANCE AND (IF APPLICABLE) EXCESS APPLICATION AND PAYMENT FOR THE PREFERENCE SHARES IS MADE THROUGH AN ATC OR CDP.

It should be particularly noted that unless:-

(i) acceptance and payment in Singapore currency by Cashier's Order or Banker's Draft drawn on a bank in Singapore and made out in favour of "**THE CENTRAL DEPOSITORY (PTE) LIMITED – CDL RIGHTS ISSUE ACCOUNT**" and crossed "**NOT NEGOTIABLE, A/C PAYEE ONLY**" for the full amount of the provisionally allotted Preference Shares due on acceptance and with the names and Securities Account numbers of the Entitled Depositors or the Purchasers (as the case may be) clearly written on the reverse side is submitted by hand to **THE CENTRAL DEPOSITORY (PTE) LIMITED at 4 SHENTON WAY, #02-01 SGX CENTRE 2, SINGAPORE 068807** or by post at the Entitled Depositor's or the Purchaser's (as the case may be) own risk, in the self-addressed envelope provided to reach **THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD POST OFFICE, P.O. BOX 1597, SINGAPORE 903147 by 4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(ii) acceptance of the provisionally allotted Preference Shares is made by the Entitled Depositors or the Purchasers (as the case may be) at an ATC and payment of the full amount payable for such Preference Shares is effected through NETS by **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company); or

(iii) acceptance of the provisionally allotted Preference Shares is made by the Entitled Depositors or the Purchasers (as the case may be) by way of an Electronic Application through the ATM of a Participating Bank and payment of the full amount payable for such Preference Shares is effected by **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company),

the provisional allotment of Preference Shares will be deemed to have been declined and shall forthwith lapse and become void. All monies received will be returned (without interest or any share of revenue or other benefit arising therefrom) to the Entitled Depositors or the Purchaser, as the case may be, BY ORDINARY POST (where acceptance is through CDP) or by crediting their accounts with the relevant NETS Bank (where acceptance is through the ATC) or Participating Banks (where acceptance is by way of Electronic Application through an ATM of the Participating Banks), and at the Entitled Depositors' or the Purchasers' (as the case may be) own risk within 14 days after the Closing Date. **ACCEPTANCES ACCOMPANIED BY ANY OTHER FORM OF PAYMENT (INCLUDING THE USE OF A POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL NOT BE ACCEPTED.**

APPENDIX D: ADDITIONAL TERMS AND CONDITIONS FOR ELECTRONIC APPLICATION THROUGH ATMS OF PARTICIPATING BANKS

The procedures for Electronic Applications at ATMs of the Participating Banks are set out on the ATM screens of the relevant Participating Banks ("**Steps**"). Please read carefully the terms and conditions of this Offer Information Statement, the instructions set out on the ATM screens of the relevant Participating Banks and the terms and conditions for Electronic Applications set out in this Offer Information Statement before making an Electronic Application. An ATM card issued by one Participating Bank cannot be used in respect of the acceptance of and (if applicable) the excess application for Preference Shares at an ATM belonging to other Participating Banks. Any Electronic Application which does not strictly conform to the instructions set out on the screens of the ATM through which the Electronic Application is made will be rejected.

Any reference to the "Applicant" in the terms and conditions for Electronic Applications and the Steps shall mean the Entitled Depositor or his renouncee or the Purchaser who accepts or (as the case may be) who applies for Preference Shares through an ATM of the Participating Banks. An Applicant must have an existing bank account with and be an ATM cardholder of one of the Participating Banks before he can make an Electronic Application at the ATM of that Participating Bank. The actions that the Applicant must take at ATMs of the Participating Banks are set out on the ATM screens of the relevant Participating Banks. Upon the completion of his Electronic Application transaction, the Applicant will receive an ATM transaction slip ("**Transaction Record**"), confirming the details of his Electronic Application. The Transaction Record is for retention by the Applicant and should not be submitted with any ARE or ARS.

An Applicant, including one who has a joint bank account with a Participating Bank, must ensure that he enters his own Securities Account number when using the ATM card issued to him in his own name. Using his own Securities Account number with an ATM card which is not issued to him in his own name will render his acceptance or (as the case may be) application liable to be rejected.

The Electronic Application shall be made in accordance with, and subject to, the terms and conditions of this Offer Information Statement including but not limited to the terms and conditions appearing below:-

1. In connection with his Electronic Application for Preference Shares, the Applicant is required to confirm statements to the following effect in the course of activating the ATM for his Electronic Application:-

   (a) **that he has received a copy of this Offer Information Statement and has read, understood and agreed to all the terms and conditions of acceptance and (if applicable) application for the Rights Issue and this Offer Information Statement prior to effecting the Electronic Application and agrees to be bound by the same; and**

   (b) **that he consents to the disclosure of his name, NRIC/passport number, address, nationality, CDP Securities Account number, CPF Investment Account number and application details ("Relevant Particulars") from his account with that Participating Bank to the Share Registrar, SCCS, CDP, CPF, the SGX-ST, the Company and DBS Bank ("Relevant Parties").**

   His application will not be successfully completed and cannot be recorded as a completed transaction in the ATM unless he presses the "Enter", "OK", "Confirm" or "Yes" key, as the case may be. By doing so, the Applicant shall be treated as signifying his confirmation of each of the two statements above. In respect of statement 1(b) above, his confirmation, by pressing the "Enter", "OK", "Confirm" or "Yes" key, as the case may be, shall signify and shall be treated as his written permission, given in accordance with the relevant laws of Singapore including Section 47(2) of, and the Third Schedule to, the Banking Act, Chapter 19 of Singapore, to the disclosure by that Participating Bank of the Relevant Particulars of his account to the Relevant Parties.

2. An Applicant may make an Electronic Application at an ATM of any Participating Bank for Preference Shares using cash only by authorising such Participating Bank to deduct the full amount payable from his account with such Participating Bank.

3. The Applicant irrevocably agrees and undertakes to subscribe for and to accept up to the aggregate of the number of Preference Shares provisionally allotted and excess Preference Shares applied for as stated on the Transaction Record. In the event that the Company decides to allot any lesser number of excess Preference Shares or not to allot any number of excess Preference Shares to the Applicant, the Applicant agrees to accept the decision as final.

4. If the Applicant's Electronic Application is successful, his confirmation (by his action of pressing the "Enter", "OK", "Confirm" or "Yes" key, as the case may be, on the ATM) of the number of Preference Shares accepted and (if applicable) excess Preference Shares applied for shall signify and shall be treated as his acceptance of the number of Preference Shares and excess Preference Shares that may be allotted to him.

5. In the event that the Applicant accepts the Preference Shares both by way of ARE and/or ARS (as the case may be) and by way of acceptance through the ATC and/or Electronic Application through the ATM of a Participating Bank, CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as it may, in its absolute discretion, deem fit. In determining the number of Preference Shares which the Applicant has validly given instructions to accept, the Applicant shall be deemed to have irrevocably given instructions to accept such number of Preference Shares not exceeding the number of provisionally allotted Preference Shares which are standing to the credit of his Securities Account as at the close of the Rights Issue. CDP, in determining the number of Preference Shares which the Applicant has validly given instructions to accept, shall be authorised and entitled to have regard to the aggregate amount of payment received for the acceptance of Preference Shares, whether by way of Cashier's Order or Banker's Draft drawn on a bank in Singapore accompanying the ARE and/or ARS or by way of acceptance through the ATC and/or Electronic Application through the ATM of a Participating Bank.

6. If applicable, in the event that the Applicant applies for excess Preference Shares by way of ARE and by way of application through the ATC and/or Electronic Application through the ATM of a Participating Bank, CDP shall be authorised and entitled to accept the Applicant's instructions in whichever mode or a combination thereof as it may, in its absolute discretion, deem fit. In determining the number of excess Preference Shares which the Applicant has validly given instructions for application, the Applicant shall be deemed to have irrevocably given instructions to apply for and agreed to accept such number of excess Preference Shares not exceeding the aggregate number of excess Preference Shares for which he has applied by way of application through the ATC and/or Electronic Application through the ATM of a Participating Bank and by way of ARE. CDP, in determining the number of excess Preference Shares which the Applicant has given valid instructions for application, shall be authorised and entitled to have regard to the aggregate amount of payment received for the application of the excess Preference Shares, whether by way of Cashier's Order or Banker's Draft drawn on a bank in Singapore accompanying the ARE or by way of application through the ATC and/or Electronic Application through the ATM of a Participating Bank.

7. The Applicant irrevocably requests and authorises the Company to:-

   (a) register or procure the registration of the Preference Shares allotted to the Applicant in the name of CDP for deposit into his Securities Account;

(b) return (without interest or any share of revenue or other benefit arising therefrom) the acceptance/application monies, should his Electronic Application in respect of the Preference Shares and/or excess Preference Shares applied for not be accepted by the Company for any reason, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days after the Closing Date; and

(c) return (without interest or any share of revenue or other benefit arising therefrom) the balance of the application monies, should his Electronic Application for excess Preference Shares be accepted in part only, by automatically crediting the Applicant's bank account with his Participating Bank with the relevant amount within 14 days after the Closing Date.

8. **BY MAKING AN ELECTRONIC APPLICATION, THE APPLICANT CONFIRMS THAT HE IS NOT ACCEPTING/APPLYING FOR THE PREFERENCE SHARES AS NOMINEE OF ANY OTHER PERSON.**

9. The Applicant irrevocably agrees and acknowledges that his Electronic Application is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God, mistakes, losses, theft (in each case whether or not within the control of CDP, the Participating Banks, the Company and/or DBS Bank) and any other events whatsoever beyond the control of CDP, the Participating Banks, the Company and/or DBS Bank and if, in any such event, CDP, the Participating Banks, the Company and/or DBS Bank do not record or receive the Applicant's Electronic Application or data relating to the Applicant's Electronic Application or the tape containing such data is lost, corrupted, destroyed or not otherwise accessible, whether wholly or partially for whatever reason, the Applicant shall be deemed not to have made an Electronic Application and the Applicant shall have no claim whatsoever against CDP, the Participating Banks, the Company and/or DBS Bank in relation to any purported acceptance of the Preference Shares and (if applicable) excess application therefor or for any compensation, loss or damages in connection therewith or in relation thereto.

10. **Electronic Applications may only be made at the ATMs of the Participating Banks from Mondays to Saturdays between 7.00 a.m. to 9.30 p.m.**

11. Electronic Applications shall close at **9.30 p.m. on 28 May 2004** or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company.

12. All particulars of the Applicant in the records of his Participating Bank at the time he makes his Electronic Application shall be deemed to be true and correct and the relevant Participating Bank and the Relevant Parties shall be entitled to rely on the accuracy thereof. If there has been any change in the particulars of the Applicant after the time of the making of his Electronic Application, the Applicant shall promptly notify his Participating Bank.

13. The Applicant must have sufficient funds in his bank account(s) with his Participating Bank at the time he makes his Electronic Application, failing which his Electronic Application will not be completed. Any Electronic Application made at the ATMs of the Participating Banks which does not strictly conform to the instructions set out on the ATM screens of such Participating Banks will be rejected.

14. Where an Electronic Application is not accepted, it is expected that the full amount of the acceptance/application monies will be refunded in Singapore dollars (without interest or any share of revenue or other benefit arising therefrom) to the Applicant by being automatically credited to the Applicant's account with the relevant Participating Bank within 14 days of the Closing Date. An Electronic Application may also be accepted in part, in which case the balance amount of acceptance/application monies will be refunded on the same terms.

15. In consideration of the Company arranging for the Electronic Application facility through the ATMs of the Participating Banks and agreeing to close the Rights Issue at **9.30 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company), and by making and completing an Electronic Application, the Applicant agrees that:-

    (a) his Electronic Application is irrevocable (whether or not any supplementary document or replacement document is lodged with the Authority);

    (b) his Electronic Application, the acceptance by the Company and the contract resulting therefrom shall be governed by, and construed in accordance with, the laws of Singapore and he irrevocably submits to the non-exclusive jurisdiction of the Singapore courts;

    (c) none of the Company, DBS Bank nor the Participating Banks shall be liable for any delays, failures or inaccuracies in the recording, storage, transmission or delivery of data relating to his Electronic Application due to a breakdown or failure of transmission, delivery or communication facilities or any risks referred to in paragraph 9 above or to any cause beyond their respective controls;

    (d) he will not be entitled to exercise any remedy of rescission or innocent misrepresentation at any time after acceptance of his provisional allotment of Preference Shares and (if applicable) his application for excess Preference Shares;

    (e) in respect of Preference Shares for which his Electronic Application has been successfully completed and not rejected, acceptance of the Applicant's Electronic Application shall be constituted by written notification by or on behalf of the Company and not otherwise, notwithstanding any payment received by or on behalf of the Company; and

    (f) unless expressly provided to the contrary in this Offer Information Statement or the Electronic Application with respect to enforcement against the Applicant, a person who is not a party to any contracts made pursuant to this Offer Information Statement or the Electronic Application has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

16. The Applicant should ensure that his personal particulars, as recorded by both CDP and the relevant Participating Banks, are correct and identical, otherwise, his Electronic Application may be liable to be rejected. The Applicant should promptly inform CDP of any change in his address, failing which the notification letter on successful allotment and other correspondences will be sent to his address last registered with CDP.

17. The existence of a trust will not be recognised. Any Electronic Application by a trustee must be made in his own name and without qualification. The Company will reject any application by any person acting as nominee.

18. In the event that the Applicant accepts the provisional allotment of Preference Shares or applies for excess Preference Shares, as the case may be, by way of ARE or ARS or by way of Electronic Application through the ATM of a Participating Bank, the provisional allotment of Preference Shares and/or excess Preference Shares will be allotted in such manner as the Company or CDP may, in their absolute discretion, deem fit and the amount paid on acceptance and (if applicable) excess application, as the case may be, will be refunded (without interest or any share of revenue or other benefit arising therefrom) within 14 days of the Closing Date by any one or a combination of the following:-

    (a) crediting the Applicant's bank account with the NETS Bank at his own risk if he accepts and (if applicable) applies through an ATC;

    (b) by means of a cross cheque sent by ORDINARY POST at his own risk if he accepts and (if applicable) applies through CDP; and

    (c) crediting the Applicant's bank account with the Participating Bank at his own risk if he accepts and (if applicable) applies through an ATM.

19. The Applicant hereby acknowledges that, in determining the total number of Preference Shares represented by the provisional allotment of Preference Shares which he can validly accept, the Company, DBS Bank and CDP are entitled and the Applicant hereby authorises the Company, DBS Bank and CDP to take into consideration:-

    (a) the total number of Preference Shares represented by the provisional allotment of Preference Shares which the Applicant has validly accepted, whether under the ARE(s) or any other form of application (including Electronic Application through the ATM) for Preference Shares;

    (b) the total number of Preference Shares represented by the provisional allotment of Preference Shares standing to the credit of the Securities Account of the Entitled Depositor which is available for acceptance; and

    (c) the total number of Preference Shares represented by the provisional allotment of Preference Shares which has been disposed of by the Entitled Depositor.

    The Applicant hereby acknowledges that the determination of CDP, DBS Bank or the Company shall be conclusive and binding on him.

20. The Applicant irrevocably requests and authorises CDP to accept instructions from the Participating Bank through whom the Electronic Application is made in respect of the provisional allotment of Preference Shares accepted by the Applicant and (if applicable) the excess Preference Shares which the Applicant has applied for.

APPENDIX E: PROCEDURES FOR ACCEPTANCE, PAYMENT, SPLITTING RENUNCIATION AND EXCESS APPLICATION BY ENTITLED SCRIPHOLDERS

Entitled Scripholders are entitled to receive this Offer Information Statement with the following documents which are enclosed with, and are deemed to constitute a part of, this Offer Information Statement:-

Renounceable PAL incorporating:-

Form of Acceptance	Form A
Request for Splitting	Form B
Form of Renunciation	Form C
Form of Nomination	Form D
Excess Preference Shares Application Form	Form E

The provisional allotment of Preference Shares and application for excess Preference Shares are governed by the terms and conditions of this Offer Information Statement and the enclosed PAL and (if applicable) the Memorandum of Association of the Company and the Articles. The number of Preference Shares provisionally allotted to Entitled Scripholders is indicated in the PAL (fractional entitlements, if any, having been disregarded). Entitled Scripholders may accept their provisional allotments of Preference Shares in full or in part and are eligible to apply for Preference Shares in excess of their entitlements under the Rights Issue. Full instructions for the acceptance of and payment for Preference Shares provisionally allotted to Entitled Scripholders and the procedures to be adopted should they wish to renounce, transfer or split their provisional allotments are set out in the PAL.

Entitled Scripholders should note that all dealings in and transactions of the provisional allotment of Preference Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system. Accordingly, the PAL will not be valid for delivery pursuant to trades done on the SGX-ST.

Unless expressly provided to the contrary in this Offer Information Statement or the PAL with respect to enforcement against Entitled Scripholders or their renouncees, a person who is not a party to any contracts made pursuant to this Offer Information Statement or the PAL has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

Entitled Scripholders who wish to accept their entire provisional allotments of Preference Shares or to accept any part of it and decline the balance, should complete the Form of Acceptance (Form A) of the PAL for the number of Preference Shares which they wish to accept and forward the PAL, in its entirety, together with payment in the prescribed manner **to CITY DEVELOPMENTS LIMITED C/O THE SHARE REGISTRAR, M & C SERVICES PRIVATE LIMITED at 138 ROBINSON ROAD, #17-00 THE CORPORATE OFFICE, SINGAPORE 068906** so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

Entitled Scripholders who wish to accept a portion of their provisional allotments of Preference Shares and renounce the balance of their provisional allotments of Preference Shares, or who wish to renounce all or part of their provisional allotments of Preference Shares in favour of more than one person, should first, using the Request for Splitting (Form B) of the PAL, request to have their provisional allotments of Preference Shares under the PAL split into separate PALs ("**Split Letters**") according to their requirements. The duly completed Form B together with the PAL, in its entirety, should be returned to reach the Share Registrar no later than **4.45 p.m. on 24 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company). Split Letters will then be issued to Entitled Scripholders in accordance with their request. No Split Letters will be issued to Entitled Scripholders if the Form B is received after **4.45 p.m. on 24 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

The Split Letters representing the number of Preference Shares, which Entitled Scripholders intend to renounce, may be renounced by completing the Form of Renunciation (Form C) before delivery to the renouncees. Entitled Scripholders should complete Form A of the Split Letter(s) representing that part of their provisional allotments they intend to accept, if any, and forward the said Split Letter(s) together with payment in the prescribed manner to the Share Registrar so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company).

Entitled Scripholders who wish to renounce their entire provisional allotments of Preference Shares in favour of one person, or renounce any part of it in favour of one person and decline the balance, should complete Form C for the number of provisional allotments of Preference Shares which they wish to renounce and deliver the PAL in its entirety to the renouncees.

Payment in relation to PALs must be made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore and made payable to **"CDL RIGHTS ISSUE ACCOUNT"** and crossed **"NOT NEGOTIABLE, A/C PAYEE ONLY"** with the name and address of the Entitled Scripholder or accepting party clearly written on the reverse side of the remittance. The completed PAL and payment should be addressed and forwarded, at the sender's own risk, to **CITY DEVELOPMENTS LIMITED C/O THE SHARE REGISTRAR, M & C SERVICES PRIVATE LIMITED at 138 ROBINSON ROAD, #17-00 THE CORPORATE OFFICE, SINGAPORE 068906** so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company). **NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.**

If acceptance and payment in the prescribed manner as set out in the PAL is not received by **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company), the provisional allotments of Preference Shares will be deemed to have been declined and such provisional allotments not so accepted will be used to satisfy excess applications, if any, or dealt with in such manner as the Directors, in their absolute discretion, deem fit for the benefit of the Company. The Company will return (without interest or any share of revenue or other benefit arising therefrom) all unsuccessful application monies received in connection therewith BY ORDINARY POST and at the risk of the Entitled Scripholders or their renouncee(s), as the case may be, within 14 days after the Closing Date.

Entitled Scripholders who wish to apply for excess Preference Shares in addition to those which have been provisionally allotted to them may do so by completing the Excess Preference Shares Application Form (Form E) of the PAL and forwarding it with a **SEPARATE REMITTANCE** for the full amount payable in respect of excess Preference Shares applied for in the form and manner set out above, at their own risk to **CITY DEVELOPMENTS LIMITED C/O THE SHARE REGISTRAR, M & C SERVICES PRIVATE LIMITED at 138 ROBINSON ROAD, #17-00 THE CORPORATE OFFICE, SINGAPORE 068906** so as to arrive not later than **4.45 p.m. on 28 May 2004** (or such other time(s) and/or date(s) as may be announced from time to time by or on behalf of the Company). **NO OTHER FORM OF PAYMENT (INCLUDING THE USE OF POSTAL ORDER OR MONEY ORDER ISSUED BY A POST OFFICE IN SINGAPORE) WILL BE ACCEPTED.**

Applications for excess Preference Shares are subject to the terms and conditions contained in the PAL, Form E and this Offer Information Statement. Applications for excess Preference Shares will, at the Directors' discretion, be satisfied from such Preference Shares as are not validly taken up, the unsold "nil-paid" provisional allotments (if any) of Foreign Shareholders, the aggregated fractional entitlements of Preference Shares and any Preference Shares that are otherwise not allotted for any reason. In the event that applications are received by the Company for more excess Preference Shares than are available, the excess Preference Shares available will be allotted in such manner as the Directors, in their absolute discretion, deem fit for the benefit of the Company. The Directors reserve the right to allot the excess Preference Shares applied for under Form E in any manner as they deem fit and to refuse, in whole or in part, any application for excess Preference Shares without assigning any reason whatsoever.

If no excess Preference Shares are allotted to Entitled Scripholders or if the number of excess Preference Shares allotted to them is less than that applied for, it is expected that the amount paid on application or the surplus application monies, as the case may be, will be refunded (without interest or any share of revenue or other benefit arising therefrom) to them by the Company within 14 days of the Closing Date, **BY ORDINARY POST** at their **OWN RISK**.

No acknowledgements or receipts will be issued in respect of any acceptances, remittances or applications.

Entitled Scripholders who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

THE FINAL TIME AND DATE FOR ACCEPTANCE AND/OR APPLICATIONS AND PAYMENT FOR PREFERENCE SHARES IS 4.45 P.M. ON 28 MAY 2004 (OR SUCH OTHER TIME(S) AND/OR DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE COMPANY).

APPENDIX F: LIST OF AUTHORISED TRADING CENTRE AND PARTICIPATING BANKS

AUTHORISED TRADING CENTRE:-

DBS Bank – Shenton Way Branch

PARTICIPATING BANKS FOR ELECTRONIC APPLICATIONS THROUGH AN ATM:-

DBS Bank (including POSB)
OCBC
UOB Group

For and on behalf of **CITY DEVELOPMENTS LIMITED**

Kwek Leng Beng
Director

Kwek Leng Joo
Director

Tan I Tong
Director

Chee Keng Soon
Director

Sim Miah Kian
Director

Chow Chiok Hock
Director

Ong Pang Boon
Director

Foo See Juan
Director

Kwek Leng Peck
Director

Han Vo-Ta
Director

Tang See Chim
Director